FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of February 18, 2026

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F   ✓   Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Financial Statements for the years ended 2025, 2024 and 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2026

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 2025, 2024 and 2023

TENARIS S.A.
26, Boulevard Royal - 4th Floor
L-2449 - Luxembourg
R.C.S. Luxembourg: B 85203

Tenaris

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	Notes	2025	2024	2023

Net sales	1	11,981,157	12,523,934	14,868,860
Cost of sales	2	(7,860,744)	(8,135,489)	(8,668,915)
Gross profit		4,120,413	4,388,445	6,199,945
Selling, general and administrative expenses	3	(1,828,496)	(1,904,828)	(1,919,307)
Other operating income	6	23,789	60,650	53,043
Other operating expenses	6	(32,490)	(125,418)	(17,273)
Operating income		2,283,216	2,418,849	4,316,408
Finance income	7	252,238	242,319	213,474
Finance cost	7	(46,933)	(61,212)	(106,862)
Other financial results, net	7	(72,664)	(52,051)	114,365
Income before equity in earnings of non-consolidated companies and income tax		2,415,857	2,547,905	4,537,385
Equity in earnings of non-consolidated companies	8	58,038	8,548	95,404
Income before income tax		2,473,895	2,556,453	4,632,789
Income tax	9	(500,616)	(479,680)	(674,956)
Income for the year		1,973,279	2,076,773	3,957,833

Attributable to:
Shareholders' equity		1,932,813	2,036,445	3,918,065
Non-controlling interests		40,466	40,328	39,768
		1,973,279	2,076,773	3,957,833
Earnings per share attributable to shareholders' equity during the year:
Weighted average number of outstanding ordinary shares (thousands) (*)		1,055,929	1,127,491	1,178,876

Basic and diluted earnings per share (U.S. dollars per share)		1.83	1.81	3.32
Basic and diluted earnings per ADS (U.S. dollars per ADS) (**)		3.66	3.61	6.65

(*) Number of outstanding shares as of December 31, 2025, 2024 and 2023 were 1,011,823,958, 1,084,272,191 and 1,167,888,739 respectively.

(**) Each ADS equals two shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

	Year ended December 31,
	2025	2024	2023

Income for the year	1,973,279	2,076,773	3,957,833
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	137,788	(73,551)	38,937
Reclassification of currency translation adjustment reserve	—	—	(878)
Change in value of cash flow hedges and instruments at fair value	(22,827)	171,658	(112,433)
Income tax relating to components of other comprehensive income	18,689	(22,395)	(24,591)
From participation in non-consolidated companies:
- Currency translation adjustment	21,692	(47,840)	110,801
- Changes in the value of cash flow hedges and instruments at fair value, net of income tax	3,265	45,690	(47,963)
	158,607	73,562	(36,127)
Items that will not be reclassified to profit or loss:
Remeasurements of post-employment benefit obligations	(6,425)	(7,022)	(6,816)
Income tax on remeasurements of post-employment benefit obligations	1,494	1,790	2,204
Remeasurements of post-employment benefit obligations of non-consolidated companies, net of income tax	(3,418)	(333)	(4,083)
	(8,349)	(5,565)	(8,695)
Other comprehensive income (loss) for the year	150,258	67,997	(44,822)
Total comprehensive income for the year	2,123,537	2,144,770	3,913,011

Attributable to:
Shareholders' equity	2,081,964	2,105,829	3,873,213
Non-controlling interests	41,573	38,941	39,798
	2,123,537	2,144,770	3,913,011

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Consolidated STATEMENTS OF FINANCIAL POSITION

		At December 31, 2025		At December 31, 2024
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	11	6,205,082		6,121,471
Intangible assets, net	12	1,357,116		1,357,749
Right-of-use assets, net	13	144,557		148,868
Investments in non-consolidated companies	14	1,561,212		1,543,657
Other investments	20	758,085		1,005,300
Deferred tax assets	22	834,168		831,298
Receivables, net	15	139,211	10,999,431	205,602	11,213,945
Current assets
Inventories, net	16	3,602,058		3,709,942
Receivables and prepayments, net	17	268,798		179,614
Current tax assets	18	364,640		332,621
Contract assets	1	35,264		50,757
Trade receivables, net	19	1,920,840		1,907,507
Derivative financial instruments	26	1,875		7,484
Other investments	20	2,306,760		2,372,999
Cash and cash equivalents	20	572,647	9,072,882	675,256	9,236,180
Total assets			20,072,313		20,450,125
EQUITY
Shareholders' equity			16,599,191		16,593,257
Non-controlling interests			229,877		220,578
Total equity			16,829,068		16,813,835
LIABILITIES
Non-current liabilities
Borrowings	21	368		11,399
Lease liabilities	13	94,903		100,436
Derivative financial instruments	26	207		—
Deferred tax liabilities	22	442,248		503,941
Other liabilities	23	310,707		301,751
Provisions	24(i)	48,418	896,851	82,106	999,633
Current liabilities
Borrowings	21	305,354		425,999
Lease liabilities	13	48,346		44,490
Derivative financial instruments	26	14,123		8,300
Current tax liabilities	18	386,586		366,292
Other liabilities	23 (ii)	377,088		585,775
Provisions	25 (ii)	173,152		119,344
Customer advances	1	168,832		206,196
Trade payables		872,913	2,346,394	880,261	2,636,657
Total liabilities			3,243,245		3,636,290
Total equity and liabilities			20,072,313		20,450,125

Contingencies, commitments and restrictions on the distribution of profits are disclosed in note 27 to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Consolidated statementS of changes in equity

	Shareholders' equity
	Share Capital (1)	Treasury Shares (2)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (5)	Retained Earnings (6)	Total	Non-controlling interests	Total

Balance at December 31, 2024	1,162,758	(1,355,651)	116,276	609,733	(1,110,803)	(570,986)	17,741,930	16,593,257	220,578	16,813,835
Income for the year	—	—	—	—	—	—	1,932,813	1,932,813	40,466	1,973,279
Currency translation adjustment	—	—	—	—	136,278	—	—	136,278	1,510	137,788
Remeasurements of post-employment benefit obligations, net of taxes	—	—	—	—	—	(4,528)	—	(4,528)	(403)	(4,931)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	—	—	—	—	—	(4,138)	—	(4,138)	—	(4,138)
Other comprehensive income of non-consolidated companies	—	—	—	—	21,692	(153)	—	21,539	—	21,539
Other comprehensive income (loss) for the year	—	—	—	—	157,970	(8,819)	—	149,151	1,107	150,258
Total comprehensive income (loss) for the year	—	—	—	—	157,970	(8,819)	1,932,813	2,081,964	41,573	2,123,537
Transfers of remeasurements of post-employment benefit obligations, net of taxes to retained earnings	—	—	—	—	—	11,337	(11,337)	—	—	—
Repurchase of own shares (2)	—	(1,360,065)	—	—	—	—	—	(1,360,065)	—	(1,360,065)
Cancellation of own shares (3)	(90,763)	1,590,585	(9,077)	(609,733)	—	—	(881,012)	—	—	—
Changes in share buyback program liability (4)	—	—	—	—	—	184,396	—	184,396	—	184,396
Acquisition and other changes in non-controlling interests	—	—	—	—	—	—	—	—	(780)	(780)
Distribution of dividends	—	—	—	—	—	—	(900,361)	(900,361)	(31,494)	(931,855)
Balance at December 31, 2025	1,071,995	(1,125,131)	107,199	—	(952,833)	(384,072)	17,882,033	16,599,191	229,877	16,829,068

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2025 there were 1,071,994,930 shares issued. All issued shares are fully paid.

(2) As of December 31, 2025, the Company held 60,170,972 treasury shares, and there were 1,011,823,958 outstanding shares. For more information see note 35.

(3) On May 6, 2025, the extraordinary general meeting of shareholders approved the cancellation of 90,762,598 ordinary shares held in treasury by the Company and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.

(4) For more information see note 35.

(5) Other Reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges, the changes in the value of financial instruments measured at fair value through other comprehensive income, and the changes in the share buyback program liability.

(6) The restrictions on the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 27 (iii) to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Shareholders' equity
	Share Capital (1)	Treasury Shares (2)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (4)	Retained Earnings (5)	Total	Non-controlling interests	Total

Balance at December 31, 2023	1,180,537	(213,739)	118,054	609,733	(990,171)	(603,978)	16,742,536	16,842,972	187,465	17,030,437
Income for the year	—	—	—	—	—	—	2,036,445	2,036,445	40,328	2,076,773
Currency translation adjustment	—	—	—	—	(72,792)	—	—	(72,792)	(759)	(73,551)
Remeasurements of post-employment benefit obligations, net of taxes	—	—	—	—	—	(4,604)	—	(4,604)	(628)	(5,232)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	—	—	—	—	—	149,263	—	149,263	—	149,263
Other comprehensive income of non-consolidated companies	—	—	—	—	(47,840)	45,357	—	(2,483)	—	(2,483)
Other comprehensive income (loss) for the year	—	—	—	—	(120,632)	190,016	—	69,384	(1,387)	67,997
Total comprehensive income (loss) for the year	—	—	—	—	(120,632)	190,016	2,036,445	2,105,829	38,941	2,144,770
Repurchase of own shares (2)	—	(1,441,843)	—	—	—	—	—	(1,441,843)	—	(1,441,843)
Cancellation of own shares (3)	(17,779)	299,931	(1,778)	—	—	—	(280,374)	—	—	—
Changes in share buyback program liability (4)	—	—	—	—	—	(157,024)	—	(157,024)	—	(157,024)
Acquisition and other changes in non-controlling interests	—	—	—	—	—	—	1,109	1,109	34	1,143
Distribution of dividends	—	—	—	—	—	—	(757,786)	(757,786)	(5,862)	(763,648)
Balance at December 31, 2024	1,162,758	(1,355,651)	116,276	609,733	(1,110,803)	(570,986)	17,741,930	16,593,257	220,578	16,813,835

(1) The Company had an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2024, there were 1,162,757,528 shares issued. All issued shares were fully paid.

(2) As of December 31, 2024, the Company held 78,485,337 treasury shares, and there were 1,084,272,191 outstanding shares.

(3) On April 30, 2024, the extraordinary general meeting of shareholders approved the cancellation of 17,779,302 ordinary shares held in treasury by the Company and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.

(4) Other Reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges, the changes in the value of financial instruments measured at fair value through other comprehensive income and the changes in the share buyback program liability.

(5) The restrictions on the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 27 (iii) to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Shareholders' equity
	Share Capital (1)	Treasury Shares (2)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (3)	Retained Earnings (4)	Total	Non-controlling interests	Total

Balance at December 31, 2022	1,180,537	—	118,054	609,733	(1,138,681)	(325,572)	13,461,638	13,905,709	128,728	14,034,437
Income for the year	—	—	—	—	—	—	3,918,065	3,918,065	39,768	3,957,833
Currency translation adjustment	—	—	—	—	38,587	—	—	38,587	350	38,937
Reclassification of currency translation adjustment reserve	—	—	—	—	(878)	—	—	(878)	—	(878)
Remeasurements of post-employment benefit obligations, net of taxes	—	—	—	—	—	(3,096)	(1,196)	(4,292)	(320)	(4,612)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	—	—	—	—	—	(137,024)	—	(137,024)	—	(137,024)
Other comprehensive income of non-consolidated companies	—	—	—	—	110,801	(52,046)	—	58,755	—	58,755
Other comprehensive (loss) income for the year	—	—	—	—	148,510	(192,166)	(1,196)	(44,852)	30	(44,822)
Total comprehensive income (loss) for the year	—	—	—	—	148,510	(192,166)	3,916,869	3,873,213	39,798	3,913,011
Repurchase of own shares (2)	—	(213,739)	—	—	—	—	—	(213,739)	—	(213,739)
Changes in share buyback program liability (4)	—	—	—	—	—	(86,240)	—	(86,240)	—	(86,240)
Acquisition and other changes in non-controlling interests (5)	—	—	—	—	—	—	540	540	37,906	38,446
Distribution of dividends	—	—	—	—	—	—	(636,511)	(636,511)	(18,967)	(655,478)
Balance at December 31, 2023	1,180,537	(213,739)	118,054	609,733	(990,171)	(603,978)	16,742,536	16,842,972	187,465	17,030,437

(1) The Company had an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2023, there were 1,180,536,830 shares issued. All issued shares were fully paid.

(2) As of December 31, 2023, the Company held 12,648,091 treasury shares, and there were 1,167,888,739 outstanding shares.

(3) Other Reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges, the changes in the value of financial instruments measured at fair value through other comprehensive income and the changes in the share buyback program liability.

(4) The restrictions on the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 27 (iii) to these Consolidated Financial Statements.

(5) Mainly related to Global Pipe Company (“GPC”) acquisition.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Notes	2025	2024	2023
Cash flows from operating activities
Income for the year		1,973,279	2,076,773	3,957,833
Adjustments for:
Depreciation and amortization	11, 12 & 13	616,170	632,854	548,510
Bargain purchase gain	6 & 8	—	(2,211)	(3,162)
Income tax accruals less payments	30(ii)	(31,221)	(222,510)	(143,391)
Equity in earnings of non-consolidated companies	8	(58,038)	(8,548)	(95,404)
Interest accruals less payments, net	30(iii)	(3,904)	(1,067)	(53,480)
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	6, 25(ii) & 27(i)	25,579	89,371	—
Changes in provisions	24 & 25(ii)	(5,380)	(25,155)	21,284
Reclassification of currency translation adjustment reserve	6	—	—	(878)
Changes in working capital (*)	30(i)	47,772	286,917	182,428
Others, including net foreign exchange differences		35,323	39,794	(18,667)
Net cash provided by operating activities		2,599,580	2,866,218	4,395,073

Cash flows from investing activities
Capital expenditures	11 & 12	(617,183)	(693,956)	(619,445)
Changes in advance to suppliers of property, plant and equipment	15	6,155	(10,391)	1,736
Cash decrease due to deconsolidation of subsidiaries (**)		(1,848)	—	—
Acquisition of subsidiaries, net of cash acquired (***)	34	(17,666)	31,446	(265,657)
Other investments at fair value		—	—	(1,126)
Additions to associated companies	14(b)	—	—	(22,661)
Loan to joint ventures	14(c)	(1,359)	(5,551)	(3,754)
Proceeds from disposal of property, plant and equipment and intangible assets		58,379	28,963	12,881
Dividends received from non-consolidated companies	14	62,022	73,810	68,781
Changes in investments in securities		318,897	(821,478)	(1,857,272)
Net cash used in investing activities		(192,603)	(1,397,157)	(2,686,517)

Cash flows from financing activities
Dividends paid	10	(900,361)	(757,786)	(636,511)
Dividends paid to non-controlling interest in subsidiaries		(31,120)	(5,862)	(18,967)
Changes in non-controlling interests		—	1,143	3,772
Acquisition of treasury shares		(1,362,319)	(1,439,589)	(213,739)
Payments of lease liabilities	13	(66,918)	(68,574)	(51,492)
Proceeds from borrowings	21	655,471	1,870,666	1,723,677
Repayments of borrowings	21	(772,585)	(1,999,427)	(1,931,747)
Net cash used in financing activities		(2,477,832)	(2,399,429)	(1,125,007)

(Decrease) increase in cash and cash equivalents		(70,855)	(930,368)	583,549

(*) Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar for an amount of $(39.4) million for 2025, $30.3 million for 2024 and $(16.7) million for 2023.

(**) For the year 2025, related to the deconsolidation of Amaja Tubular Services Limited.

(***) For the year 2025, related to the acquisition of a scrap processing business in Beaver Falls, Pennsylvania. For more information see note 34.

For the year 2024, related to the final purchase price adjustment arising from Mattr’s pipe coating business unit acquisition.

For the year 2023, related to the GPC, Isoplus anticorrosion coating division, Republic Tube LLC’s OCTG pipe processing facility and Mattr’s pipe coating business unit acquisitions.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

		Year ended December 31,
	Notes	2025	2024	2023
Movement in cash and cash equivalents
At the beginning of the year		660,798	1,616,597	1,091,433
Effect of exchange rate changes		(17,499)	(25,431)	(58,385)
(Decrease) increase in cash and cash equivalents		(70,855)	(930,368)	583,549
At December 31,		572,444	660,798	1,616,597

		At December 31,
Cash and cash equivalents		2025	2024	2023
Cash and bank deposits	20	572,647	675,256	1,637,821
Bank overdrafts	21	(203)	(14,458)	(21,224)
		572,444	660,798	1,616,597

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Index TO the notes to the consolidated financial statements

I	GENERAL INFORMATION	IV	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II	ACCOUNTING POLICIES	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Impairment charge
D	Foreign currency translation	6	Other operating income and expenses
E	Property, plant and equipment	7	Financial results
F	Intangible assets	8	Equity in earnings of non-consolidated companies
G	Right-of-use assets and lease liabilities	9	Income tax
H	Impairment of non-financial assets	10	Dividends distribution
I	Other investments	11	Property, plant and equipment, net
J	Inventories	12	Intangible assets, net
K	Trade and other receivables	13	Right-of-use assets, net and lease liabilities
L	Cash and cash equivalents	14	Investments in non-consolidated companies
M	Equity	15	Receivables non-current, net
N	Borrowings	16	Inventories, net
O	Current and deferred income tax	17	Receivables and prepayments, net
P	Employee benefits	18	Current tax assets and liabilities
Q	Provisions	19	Trade receivables, net
R	Trade and other payables	20	Cash and cash equivalents and other investments
S	Revenue recognition	21	Borrowings
T	Cost of sales and other selling expenses	22	Deferred tax assets and liabilities
U	Earnings per share	23	Other liabilities
V	Financial instruments	24	Non-current provisions
		25	Current allowances and provisions
III	FINANCIAL RISK MANAGEMENT	26	Derivative financial instruments
		27	Contingencies, commitments and restrictions on the distribution of profits
A	Financial risk factors	28	Developments concerning cancelled title deeds in Saudi Steel Pipe Company
B	Category of financial instruments and classification within the fair value hierarchy	29	Foreign exchange control measures in Argentina
C	Fair value estimation	30	Cash flow disclosures
D	Accounting for derivative financial instruments and hedging activities	31	Related party transactions
		32	Independent auditor fees
		33	Principal subsidiaries
		34	Business combinations
		35	Share buyback programs
		36	Climate change
		37	Tariffs on steel and other imports in the United States and Canada
		38	Events after the reporting period

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”) was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to “Tenaris” refer to the Company and its consolidated subsidiaries. A list of the Company’s principal subsidiaries is included in note 33 to these Consolidated Financial Statements.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange; and the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company’s Board of Directors on February 18, 2026. The Board of Directors has the power to amend and reissue these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

II. ACCOUNTING POLICIES

The accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A	Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS" or "IFRS Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union, under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative instruments) and plan assets at fair value. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars (“$”).

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect among others, the reported amounts of assets, liabilities, contingent liabilities, revenues and expenses. Actual results may differ from these estimates. The main areas involving material estimates or judgements are: impairment of long-lived assets (note II.H), impairment of investments in associates (note II.B); income taxes -including recoverability of deferred tax assets- (note II.O); allowance for obsolescence of inventory (note II.J); contingencies (note II.Q); allowance for trade receivables (note II.K); post-employment and other long-term benefits (note II.P); business combinations (notes II.B); useful lives of property, plant and equipment and other long-lived assets (notes II.E, II.F, II.H), and fair value estimation of certain financial instruments (note III.B). During the year there were no significant changes in the material accounting estimates and judgements.

(1)	Accounting pronouncements applicable as from January 1, 2025

Amendments to IAS 21 – Lack of Exchangeability

In August 2023, the IASB published “Lack of Exchangeability (Amendments to IAS 21)” with new guidance to determine when a currency is exchangeable or not, and how to determine the exchange rate to apply when a currency is not exchangeable. The amendments also require the disclosure of additional information when a currency is not exchangeable.

The amendments are effective for annual periods beginning on or after January 1, 2025, with early adoption permitted and without retrospective application.

These amendments do not have a material impact on the Company’s operations or Consolidated Financial Statements.

No other accounting pronouncements became effective during 2025.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

(2)	New accounting pronouncements not applicable as of December 31, 2025

IFRS 18 - Presentation and Disclosures in Financial Statements

In April 2024, the IASB published IFRS 18, that will replace IAS 1 “Presentation of financial statements”. IFRS 18 introduces new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be extensive, in particular those related to the income statement, statement of financial position, statement of cash flows and the inclusion of management-defined performance measures within the financial statements.

Tenaris will apply the new standard from its mandatory effective date of January 1, 2027. Retrospective application is required, and so the comparative information for the financial years ending December 31, 2026, and December 31, 2025 will be restated in accordance with IFRS 18. The EU endorsed this standard on February 13, 2026.

Other newly published accounting standards, amendments to accounting standards and interpretations are not mandatory for December 31, 2025, reporting periods and have not been early adopted by the Company. These standards, amendments or interpretations are not expected to have a material impact in the current or future reporting periods and on foreseeable future transactions.

B	Group accounting

(1)       Subsidiaries and transactions with non-controlling interests

Subsidiaries are all entities over which Tenaris has control. Tenaris controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In some cases, the Company considers that it has the ability to affect returns through its power over an entity even if it holds less than 50% of the shares or voting rights of the subsidiary because it is able to prevail at all of the subsidiary’s general meetings, which in turn allows Tenaris to nominate and appoint a majority of the subsidiary’s board of directors. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are no longer consolidated from the date control ceases.

The acquisition method is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued, and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement as a bargain purchase.

Contingent consideration is classified either as equity or as a financial liability. Amounts classified as a financial liability are subsequently remeasured at fair value through profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Transactions with non-controlling interests that do not result in a loss of control are accounted as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Company ceases to have control, any retained interest in the entity is remeasured to its fair value and the change in carrying amount, net of consideration received (if any), is recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

(2)	Non-consolidated companies

Investments in non-consolidated companies comprises associates, which generally involve a shareholding of between 20% and 50% of the voting rights, and joint ventures.

Associated companies are those entities in which Tenaris exerts significant influence in accordance with IFRS but does not have control. Associates are accounted for using the equity method.

Joint arrangements are combinations in which there are contractual agreements by virtue of which two or more partner companies hold an interest in one or more companies that undertake operations or hold assets in such a way that any financial or operating decision is subject to the unanimous consent of the partners (as defined by IFRS 11 “Joint Arrangements”). A joint arrangement is classified as a joint operation if the parties hold rights to its assets and have obligations in respect of its liabilities or as a joint venture if the venturers hold rights only to the investee's net assets. Tenaris recognizes the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRS applicable to the particular asset, liability, revenue and expense. Joint ventures are accounted for using the equity method.

Under the equity method of accounting (as defined by IAS 28, “Investments in Associates and Joint Ventures”), investments are initially recognized at cost and adjusted thereafter to recognize Tenaris’s share of the post-acquisition profits or losses of the investee in profit or loss, and Tenaris’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

The Company’s investment in non-consolidated companies includes goodwill identified in acquisition, if any, net of any accumulated impairment loss.

If material, unrealized results on transactions between Tenaris and its non-consolidated companies are eliminated to the extent of Tenaris’s interest in the non-consolidated companies. Unrealized losses are also eliminated unless the transaction provides evidence of a reduction in the net realizable value, or of an impairment indicator of the asset sold or contributed. Financial statements of non-consolidated companies are adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in non-consolidated companies is recorded in the Consolidated Income Statement under Equity in earnings of non-consolidated companies. The Company’s pro-rata share of changes in other comprehensive income is recognized in the Consolidated Statement of Comprehensive Income.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The main investments in non-consolidated companies are:

a)	Ternium

At December 31, 2025, Tenaris held 11.46% in the share capital of Ternium S.A. (“Ternium”) representing 11.70% of its outstanding shares. The following factors and circumstances evidence that Tenaris has significant influence over Ternium:

•	three out of eight members of Ternium’s board of directors (including Ternium’s chairman) are also members of the Company’s board of directors; and
•	both the Company and Ternium are under the indirect common control of San Faustin S.A. (“San Faustin”) and under the shareholders’ agreement, dated January 9, 2006, by and between the Company and Techint Holdings S.àr.l ("Techint"), a wholly owned subsidiary of San Faustin and Ternium’s controlling shareholder, Techint, is required to take actions within its power to cause (a) one of the members of Ternium’s board of directors to be nominated by the Company and (b) any director nominated by the Company to be removed from Ternium’s board of directors only pursuant to previous written instructions of the Company.

b)	Usiminas

At December 31, 2025, Tenaris held, through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 47.5 million ordinary shares and 1.3 million preferred shares of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), representing 6.76% of its shares with voting rights and 3.96% of its total share capital.

Confab’s participation in Usiminas share capital is the result of a series of acquisitions, the first of which was performed on January 16, 2012, pursuant to which Ternium (through certain of its subsidiaries) and Confab acquired a large block of Usiminas ordinary shares and joined Usiminas’ existing control group. Subsequently, in 2016, Ternium and Confab subscribed to additional ordinary shares and to preferred shares. On July 3, 2023, Confab, together with Ternium (through its subsidiaries Ternium Investments and Ternium Argentina), acquired additional ordinary shares

The Usiminas control group comprises the “T/T Group”, formed by Ternium Investments, Ternium Argentina and Confab; the NSC Group, comprising Nippon Steel Corporation, Mitsubishi and MetalOne; and Usiminas’ employee pension fund, Previdência Usiminas. At December 31, 2025, the Usiminas control group held, in the aggregate, 483.6 million ordinary shares, representing approximately 68.6% of Usiminas’ voting capital and the T/T Group held an aggregate participation of 61.3% in the control group (with 51.5% of the control group’s participation corresponding to Ternium’s subsidiaries, and remaining 9.8% corresponding to Confab); the NSC Group and Previdência Usiminas held 31.7% and 7%, respectively, in the control group.

Upon closing of the July 3, 2023 acquisition, the then existing Usiminas shareholders agreement governing the relationship between the T/T Group, the NSC Group and Previdência Usiminas was replaced by a new shareholders agreement setting forth a new governance structure for Usiminas. The T/T Group is now entitled to nominate a majority of the Usiminas board of directors, the chief executive officer and four other members of the Usiminas board of officers. Of the positions allocated to the T/T Group, Tenaris retains the right to nominate one member of the Usiminas board of directors and one member of the Usiminas board of officers. Ordinary decisions may be approved with a 55% majority of Usiminas’ control group shares.

The members of the Usiminas control group also agreed that, at any time after the second anniversary of the closing of the transaction, the T/T Group would have the right to buy the NSC Group’s remaining interest in the Usiminas’ control group (153.1 million ordinary shares) at the higher of $2.0584 per share and the equivalent in U.S. dollars of the 40-trading day average price per share immediately prior to the date of exercising the option. In addition, the NSC Group would have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T Group the opportunity to buy them at the equivalent in U.S. dollars of the 40-trading day average price per share immediately prior to the NSC group’s notice of withdrawal, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T Group at $2.0584 per share. Confab had the right (but not the obligation) to participate in each such transaction pro rata to its current participation in the T/T Group. On November 5, 2025, Ternium Investments entered into a share purchase agreement to acquire from Nippon Steel Corporation and Mitsubishi Corporation their remainder participations in the control group, at the price per ordinary share that the parties had agreed upon for the option transaction described above. Confab declined to participate in this transaction. The transaction closed on February 10, 2026. At the date of these Consolidated Financial Statements, the T/T group holds an aggregate participation of 92.9% in Usiminas’ control group (with Confab’s participation representing 9.8% of the control group) and Previdência Usiminas (Usiminas employees’ pension fund) holds the remaining 7.1%.

Confab and the Ternium entities party to the Usiminas shareholders agreement have a separate shareholders agreement governing their respective rights and obligations as members of the T/T Group. Under such separate agreement, Confab enjoys certain rights with respect to the governance of Usiminas, including, among others, the ability to nominate certain Usiminas’ officers and directors. Those circumstances evidence that Tenaris continues having significant influence over Usiminas and, as a result, continues accounting for its investment under the equity method.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

c)	Techgen

Techgen S.A. de C.V. (“Techgen”), which operates an electric power plant in Mexico, is a joint venture company owned 48% by Ternium, 30% by Tecpetrol International S.A. (“Tecpetrol”) and 22% by Tenaris. The Company, Ternium and Tecpetrol are parties to a shareholders’ agreement relating to the governance of Techgen and are under the indirect common control of San Faustin.

Tenaris carries its investments in non-consolidated companies under the equity method, with no additional goodwill or step-up recognized. Tenaris reviews investments in non-consolidated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. For more information see note 14 to these Consolidated Financial Statements.

C	Segment information

The Company is organized in one major business segment, Tubes, which is also the reportable operating segment. All other business activities and operating segments that are not required to be separately reported are disclosed in the Other segment.

The Tubes segment includes the production and sale of steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (“OCTG”) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the worldwide oil and gas industry, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales are made through local subsidiaries.

The Other segment includes all business activities related to the production and selling of sucker rods, coiled tubing, tubes used for plumbing and construction applications, oilfield / hydraulic fracturing services and others as energy and raw materials that exceed internal requirements.

Tenaris’s Chief Operating Decision Maker (“CODM”) reviews operating and financial performance information with senior management on a monthly basis. This information differs from IFRS principally as follows:

•	the use of direct cost methodology to calculate the inventories, while under IFRS it is at full cost, including absorption of production overheads and depreciation;
•	the use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost, mainly on a FIFO basis;
•	any currency translation adjustment reclassification, when applicable, for companies that under IFRS had a different functional currency than the U.S. dollar; and
•	other timing differences, if any.

Tenaris presents its geographical information in four areas: North America, South America, Europe and Asia Pacific, Middle East and Africa. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; the allocation of assets is based on their geographical location.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

D	Foreign currency translation

(1)	Functional and presentation currency

IAS 21, “The effects of changes in foreign exchange rates” defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris’s global operations.

Starting January 1, 2023, the Company changed the functional currency of its Brazilian subsidiaries, from the Brazilian Real to the U.S. dollar.

Except for the Italian subsidiaries whose functional currency is the Euro and two subsidiaries whose functional currencies are the Canadian Dollar and the Norwegian Krone, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

•	sales are mainly negotiated, denominated and/or settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price may consider exposure to fluctuation in the exchange rate against the U.S. dollar;
•	prices of their critical raw materials and inputs are priced and/or settled in U.S. dollars;
•	transaction and operational environment and the cash flow of these operations have the U.S. dollar as reference currency;
•	there is a significant level of integration of the local operations within Tenaris’s international global distribution network; and
•	net financial assets and liabilities are mainly received and maintained in U.S. dollars.

(2)       Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in Other financial results in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

(3)       Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial statement positions are translated at the period-end exchange rates. Translation differences are recognized in a separate component of equity as Currency Translation Adjustment. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in the Consolidated Income Statement as a gain or loss from the sale or disposal following IAS 21.

Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing exchange rate.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

E	Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the Company and the investment enhances the condition of assets beyond its original condition. The carrying amount of any replaced parts is derecognized. Maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23, “Borrowing Costs”. Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

The depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The assets’ residual values and useful lives of significant plant and production equipment are reviewed and adjusted, if appropriate, at each year end date. An asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16, “Property, Plant and Equipment”, resulted in additional depreciation expenses of approximately $20.1 million in 2025, $25.2 million in 2024, and did not materially affect depreciation expenses in 2023.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F	Intangible assets

(1)       Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included in the Consolidated Statement of Financial Position under Intangible assets, net.

For the purpose of impairment testing, goodwill is allocated to a cash generating unit (“CGU”) or group of CGUs that are expected to benefit from the business combination which generated the goodwill being tested.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

(2)	Information systems projects

Costs associated with maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable that they have economic benefits exceeding one year and comply with the recognition criteria of IAS 38, “Intangible Assets”.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, generally not exceeding a period of 3 years. Amortization charges are classified as Cost of sales and Selling, general and administrative expenses in the Consolidated Income Statement.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for the years 2025, 2024 and 2023.

(3)       Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology are initially recognized at cost, or at fair value at the acquisition date in case of a business combination. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, which are in the range between 3 and 30 years. Amortization charges are mainly classified as Cost of sales in the Consolidated Income Statement.

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2025, 2024 and 2023, and are included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives include the years that they have been in service and their recognition among customers in the industry.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for the years 2025, 2024 and 2023.

(4)       Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2025, 2024 and 2023 totaled $64.2 million, $74.2 million and $60.0 million, respectively.

Capitalized costs were not material for the years 2025, 2024 and 2023.

(5)        Customer relationships

In accordance with IFRS 3, "Business Combinations" and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick Tube Corporation (“Maverick”) and Hydril Company (“Hydril”) groups, Saudi Steel Pipe Co. (“SSPC”), Ipsco Tubulars Inc. (“IPSCO”) and the more recent 2023 acquisition of Mattr’s pipe coating business unit.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the initial expected useful lives which were approximately 14 years for Maverick, 10 years for Hydril, 9 years for SSPC (subsequently reduced to 7 years), 3 years for IPSCO, and 4 months for Mattr’s pipe coating business unit.

Management’s re-estimation of customer relationships useful lives, performed in accordance with IAS 38, did not affect amortization expenses for the years 2025, 2024 and 2023.

As of December 31, 2025, all the above-mentioned customer relationships were fully amortized.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

G	Right-of-use assets and lease liabilities

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the lease term on a straight-line basis.

Lease liabilities include the net present value of i) fixed payments, less any lease incentives receivable, ii) variable lease payments that are based on an index or a rate, iii) amounts expected to be payable by the lessee under residual value guarantees, iv) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and v) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date less any lease incentives received, and any initial direct costs incurred by the lessee.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or early termination, or not to exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Variable lease payments are not included in the measurement of the lease liability and payments associated with short-term leases, variable leases and leases of low value assets are recognized on a straight-line basis as expenses in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

H	Impairment of non-financial assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows, or CGU. Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each of such subsidiaries represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful lives, including goodwill, are subject to at least an annual impairment test, or are tested more frequently if events or circumstances indicate that the carrying amount value may be impaired. In some situations where there have not been significant changes to CGU assets and liabilities as well as external and internal events and circumstances which could materially alter the recoverable amount of the CGU, the most recent detailed calculation of recoverable amount made in a preceding period may be used in the impairment test for that CGU in the current period.

For purposes of assessing key assumptions, the Company uses external sources of information and management judgment based on past experience and expectations. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive, economic and regulatory factors, such as the cost of raw materials, oil and gas prices, and the evolution of the rig count. Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

Management has determined the value of each of the key assumptions as follows:

- Discount rate: based on the applicable weighted average cost of capital (“WACC”), which is considered to be a good indicator of capital cost, taking into account the industry, country and size of the business. For each CGU where assets are allocated, a specific WACC was determined.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

- Growth rate: considers mainly the inflation impact on prices and costs, the long-term evolution of the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration.

- Oil and gas prices: based on industry analysts’ reports and management’s expectations of market development.

- Rig count: based on information published by Baker Hughes and management’s expectations.

- Raw material costs: based on industry analysts’ reports and management’s expectations.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher between the asset’s value in use and fair value less costs of disposal. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

(a) first, to reduce the carrying amount of any goodwill allocated to the CGU; and

(b) then, to the other assets of the unit (group of units) pro-rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost of disposal, its value in use or zero.

Value in use is calculated by discounting the estimated cash flows over a five-year period (or higher if the period can be justified) based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2% taking into account among others, mainly the historical inflation rate.

For purposes of calculating the fair value less costs of disposal, Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date. For more information on impairment charges see note 5 to these Consolidated Financial Statements.

I	Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

Certain non-derivative financial assets that the Company held not for trading have been categorized as financial assets at fair value through other comprehensive income (“FVOCI”), as the business model objective is achieved by both holding financial assets in order to collect contractual cash flows and selling financial assets. They are carried at fair value and interest income from these financial assets is included in finance income using the effective interest rate method. Unrealized gains or losses are recorded as a fair value adjustment in the Consolidated Statement of Comprehensive Income and transferred to the Consolidated Income Statement when the financial asset is disposed. Exchange gains and losses and impairments related to the financial assets are immediately recognized in the Consolidated Income Statement. FVOCI instruments with maturities greater than 12 months after the balance sheet date are included in non-current assets.

Other investments in financial instruments may be classified as financial assets at fair value through profit or loss (“FVPL”) when such investments are held for trading, or when their performance is evaluated on a fair value basis. Other investments in time deposits may be classified as financial assets measured at amortized cost when the Company’s intention is to hold these investments until maturity. The results of these investments are recognized within Financial Results in the Consolidated Income Statement.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques. See section III Financial Risk Management.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

J	Inventories

Inventories are measured at the lower between cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, utilities, freights and other direct costs and related production overhead costs, and it excludes borrowing costs. The allocation of fixed production costs, including depreciation and amortization charges, is based on the normal level of production capacity. Inventories cost is mainly based on the FIFO method. Tenaris estimates the net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit as of year end are valued based on the supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventories related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for obsolete and slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes, aging and consumption patterns.

K	Trade and other receivables

Trade and other receivables are recognized initially at fair value that corresponds to the amount of consideration that is unconditional unless they contain significant financing components. The Company holds trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. Due to their short-term nature, their carrying amount is considered to be the same as their fair value.

Tenaris applies the IFRS 9 “Financial Instruments” simplified approach to measure expected credit losses, which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of sales over a period of three years and the corresponding historical credit losses experienced within this period. The expected loss allowance also reflects current and forward-looking information on macroeconomic factors affecting the ability of each customer to settle the receivables.

A credit account is typically considered in default when the customer has failed to make the required minimum payments for an extended period of time. Management considerations, including customer-specific analyses, are carried out to determine if an allowance has to be allocated to the credit. Following impairment, collection is monitored and impairment reversed in case of receipt of the payment.

L	Cash and cash equivalents

Cash and cash equivalents are comprised of cash at banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash which are subject to an insignificant risk of changes in value. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

For the purposes of the Consolidated Statement of Cash Flows, Cash and cash equivalents includes overdrafts.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

M	Equity

(1)	Equity components

The Consolidated Statement of Changes in Equity includes:

•	the value of share capital, legal reserve and share premium calculated in accordance with Luxembourg law;
•	the currency translation adjustment, treasury shares, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)	Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued as of December 31, 2025, 2024 and 2023 were 1,071,994,930, 1,162,757,528 and 1,180,536,830, respectively with a par value of $1.00 per share with one vote each. Total ordinary shares outstanding as of December 31, 2025, 2024 and 2023, were 1,011,823,958, 1,084,272,191 and 1,167,888,739, respectively, with a par value of $1.00 per share with one vote each. Outstanding shares do not include treasury shares. All issued shares are fully paid.

(3)	Treasury Shares

Acquisitions of treasury shares are recorded at acquisition cost, deducted from equity until disposal or cancellation. Any potential gains or losses on disposal of treasury shares are recognized in the Consolidated Statement of Changes in Equity. Treasury shares as of December 31, 2025, 2024 and 2023, were 60,170,972, 78,485,337 and 12,648,091, respectively.

(4)	Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law. See note 27 (iii) to these Consolidated Financial Statements.

N	Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred and subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

O	Current and deferred income tax

The income tax expense or credit for the period is the tax payable or recoverable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. Both current and deferred tax are recognized in the Consolidated Income Statement, in Income tax, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In these cases, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The temporary differences arise mainly from net operating loss carry-forwards, the effect of currency translation on depreciable fixed assets and inventories, valuation of inventories, depreciation on property, plant and equipment, provisions for post-employment benefits and other long-term employee benefits and fair value adjustments of assets acquired in business combinations. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the end of the reporting period.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences and losses can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are not recognized for temporary differences arising from the carrying amount and tax basis of investments in subsidiaries, branches and associates, and interests in joint ventures, if the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are re-measured if tax rates change. These amounts are charged or credited to the Consolidated Income Statement or to the item Other comprehensive income in the Consolidated Statement of Comprehensive Income, depending on the account to which the original amount was charged or credited.

Pillar Two legislation was adopted in Luxembourg and came into effect as from January 1, 2024. Tenaris is within the scope of these rules. Therefore, is required to calculate its GloBe effective tax rate for each jurisdiction in which it is present and is liable to pay a top-up tax for the difference between its GloBe effective tax rate per jurisdiction and the 15% minimum rate. Tenaris applies the IAS 12 exception regarding the recognition and disclosure of deferred tax assets and liabilities related to Pillar Two income taxes.

P	Employee benefits

(1)	Short-term obligations

Liabilities for wages and salaries are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the Consolidated Balance Sheet.

(2)	Post-employment benefits

Tenaris has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, if any. When the fair value of the plan assets exceeds the value of the defined benefit obligation, the surplus is recognized in the statement of financial position as other receivables non-current. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is mainly determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in Other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in the Consolidated Income Statement.

For defined benefit funded plans, net interest income / expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less fair value of plan assets.

For defined contribution plans, Tenaris pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Tenaris has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

•	An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary. As of December 31, 2025 the outstanding liability for this plan amounts to $63.4 million.

•	Employees’ service rescission indemnity. The cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiaries. As from January 1, 2007, because of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiaries pay every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date but only limited to the contributions of 2007 onwards. As of December 31, 2025 the outstanding liability for this plan amounts to $10.7 million.

•	Funded retirement benefit plan held in the U.S. for the benefit of some employees hired prior a certain date, frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of money market funds. Additionally, an unfunded post-retirement health and life plan is in place that offers limited medical and life insurance benefits to the retirees, frozen to new participants. A plan termination of the funded retirement benefit plan was initiated during 2025 and is expected to be completed in 2026. As of December 31, 2025 the net outstanding liability for these plans amounts to $0.6 million.

By their nature, defined benefit plans expose Tenaris to typical risks such as investment performance, changes to discount rates used to value the obligations, rate of compensation increase (including inflation rates) and demographic variables of the plan members. Pension and benefit risks are managed by regular monitoring of the plans, applicable regulations and other factors that may impact Tenaris’s expenses and cash flows.

The unfunded defined benefit plans are met as they fall due and are managed directly by Tenaris, which is entirely responsible for the plans. The funded defined benefit pension plans are governed and administered in accordance with applicable pension legislation in each jurisdiction. Each plan has an overseeing committee. The defined benefit plans are monitored on an ongoing basis to assess the funding and investment policies, financial status, and funding requirements. Significant changes to a plan or policy would be subject to approval by the board of directors of each subsidiary of the Company.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

(3)	Other long-term benefits

During 2007, Tenaris launched an employee retention and long-term incentive program (“the Program”) applicable to certain senior officers and employees of the Company, who are granted a number of units throughout the duration of the Program. The value of each of these units is based on Tenaris’s shareholders’ equity (excluding non-controlling interest). Until the end of 2017, the units were vested ratably over a period of four years and were mandatorily redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after the grant date. Since 2018, the units are vested ratably over the same period and are mandatorily redeemed by the Company seven years after grant date.

The beneficiaries of the Program are entitled to receive cash amounts based on: (i) the amount of dividend payments made by Tenaris to its shareholders and (ii) the number of units held by each beneficiary to the Program. The payment of the benefit is tied to the book value of the shares, and not to their market value. Tenaris valued this long-term incentive program as a long-term benefit plan as classified in IAS 19, “Employee Benefits”.

As of December 31, 2025 and 2024, the outstanding liability corresponding to the Program amounts to $154.4 million (out of which $50.7 million are classified as current liabilities) and $148.0 million (out of which $46.8 million are classified as current liabilities), respectively. The total value of the units granted (vested and unvested) to date under the program, considering the number of units and the book value per share as of December 31, 2025 and 2024, is $181.0 million and $175.0 million, respectively.

(4)	Termination benefits

Termination benefits are payable when employment is terminated by Tenaris before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. Tenaris recognizes termination benefits at the earlier of the following dates: (a) when it can no longer withdraw the offer of those benefits; and (b) when the costs for a restructuring that is within the scope of IAS 37 involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer.

(5)	Other compensation obligations

Employee entitlements to annual leave, long-service leave, sick leave and other bonuses and compensations obligations are accrued as earned.

Compensation to employees in the event of dismissal is charged to income in the year in which it becomes payable.

Q	Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’s potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reliably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration Tenaris’s litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

This note should be read in conjunction with note 27 to these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

R	Trade and other payables

Trade and other payables are recognized initially at fair value, generally the nominal invoice amount and subsequently measured at amortized cost. They are presented as current liabilities unless payment is not due within twelve months after the reporting period. Due to their short-term nature their carrying amounts are considered to be the same as their fair value.

S	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and rendering of services in the ordinary course of Tenaris’s activities. The revenue recognized by the Company is measured at the transaction price of the consideration received or receivable to which the Company is entitled to, reduced by estimated returns and other customer credits, such as discounts and volume rebates, based on the expected value to be realized and after eliminating sales within the group.

Revenue is recognized at a point in time or over time from sales when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. The control is transferred upon delivery. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred and either the customer has accepted the product in accordance with the sales contract, the acceptance provisions have lapsed, or the Company has objective evidence that all criteria for acceptance have been satisfied, including all performance obligations. These conditions are determined and analyzed on a contract-by-contract basis to ensure that all performance obligations are fulfilled. In particular, Tenaris verifies customer acceptance of the goods, the satisfaction of delivery terms and any other applicable condition.

For bill and hold transactions revenue is recognized only to the extent that (a) the reason for the bill and hold arrangement must be substantive (for example, the customer has requested the arrangement); (b) the products have been specifically identified and are ready for delivery; (c) the Company does not have the ability to use the product or to direct it to another customer; (d) the usual payment terms apply.

The Company’s contracts with customers do not provide any material variable consideration, other than discounts, rebates and right of return. Discounts and rebates are recognized based on the most likely value and rights of return are based on expected value considering past experience and contract conditions.

When the contracts include multiple performance obligations, the transaction price is allocated to each performance obligation based on the stand-alone selling prices. If these are not directly observable, they are estimated based on the expected cost-plus margin.

There are no judgements applied by management that significantly affect the determination of timing of satisfaction of performance obligations, nor the transaction price and amounts allocated to different performance obligations.

Tenaris provides services primarily related to goods sold, which represent a non-material portion of sales revenue and mainly include:

Pipe management services: This comprises mainly preparation of the pipes ready to be run, delivery to the customer, storage services and rig return.

Field services: Comprises field technical support and running assistance.

These services are rendered in connection to the sales of goods and are attached to contracts with customers for the sale of goods. A significant portion of service revenue is recognized in the same period as the goods sold. There are no distinct uncertainties in the revenues and cash flows of the goods sold and services rendered as they are included in the same contract, have the same counterparty and are subject to the same conditions.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The following input and output methods are applied to recognize revenue considering the nature of service:

Storage services: the Company provides storage services in owned or third-party warehouses, subject to a variable fee to be invoiced. This fee is determined based on the time that the customer maintains the material in the warehouse and the amount of the material stored. In most cases, to quantify the amount to be invoiced in any given month, the monthly average fee of storage per ton is multiplied by the monthly average stock stored (in tons).

Freights: the revenue is recognized on a pro rata basis considering the units delivered and time elapsed.

Field services: the revenue is recognized considering output methods, in particular surveys of service completion provided by the customer.

The Company also provides other services, such as hydraulic fracturing, coiled tubing and coating services. Regarding these services, the input and output methods to recognize the revenue are the following:

Hydraulic fracturing services: the revenue is recognized considering output methods, in particular surveys of service completion provided by the customer.

Coiled tubing services: the revenue is recognized considering output methods, in particular surveys of service completion provided by the customer.

Coating services: the Company provides coating services on third-party tubes which are performed under specific contracts and recognized by reference to the stage of completion. Stage of completion is determined based on surveys of work performed as measured by units of production to date multiplied by contractually agreed-upon rates.

Revenue from providing services is recognized over time in the accounting period in which the services are rendered.

The Company does not expect to have any contracts in which the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. Therefore, considering that the contracts do not include any significant financing component, the Company does not adjust any of the transaction prices for the time value of money. For this reason, the Company is also applying the practical expedient not to disclose details on transaction prices allocated to the remaining performance obligations as of the end of the reporting period.

Tenaris only provides standard quality warranties assuring that the goods sold will function as expected or are fit for their intended purpose, with no incremental service to the customer. Accordingly, warranties do not constitute a separate performance obligation.

In accordance with IFRS 15, Tenaris recognizes contract assets and contract liabilities.

A contract asset arises when Tenaris has satisfied a performance obligation by transferring goods or services to a customer but has not yet established an unconditional right to consideration, as further performance or conditions may be required before invoicing the customer. Where invoicing is based on achievement of specific milestones, although work has been performed and revenue has been recognized, the contractual right to issue an invoice may be contingent on reaching the agreed milestone. A contract asset remains in this category until the right to payment becomes unconditional (i.e., invoice is issued), at which point it is reclassified as a trade receivable.

A contract liability is the obligation to transfer goods or services to a customer for which Tenaris has received consideration (or an amount of consideration is due) from the customer. Tenaris recognizes a contract liability when it receives a payment (or becomes entitled to a payment) before transferring goods or services to the customer. A contract liability, also referred to as customer advance, is reduced as Tenaris fulfills its performance obligations by delivering goods or rendering services to the customer.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

T	Cost of sales and other selling expenses

Cost of sales and other selling expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freights and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

U	Earnings per share

Earnings per share are calculated by dividing the income attributable to the shareholders’ equity by the monthly weighted average number of common shares outstanding during the period.

There are no dilutive potential ordinary shares.

V	Financial instruments

Non-derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, contract assets, trade and other receivables, cash and cash equivalents, borrowings and trade and other payables.

The Company classifies its financial instruments according to the following measurement categories:

•	those to be measured subsequently at fair value (either through OCI or through profit or loss), and
•	those to be measured at amortised cost.

The classification depends on the Company’s business model for managing the financial assets and contractual terms of the cash flows.

Financial assets are recognized on their settlement date. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expenses in profit or loss.

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

Amortized Cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method.

Exchange gains and losses and impairments related to the financial assets are immediately recognized in the Consolidated Income Statement.

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method. Unrealized gains or losses are recorded as a fair value adjustment in the Consolidated Statement of Comprehensive Income and transferred to the Consolidated Income Statement when the financial asset is sold.

Fair value through profit and loss: Assets that do not meet the criteria for amortized cost or FVOCI. Changes in fair value of financial instruments at FVPL are immediately recognized in the Consolidated Income Statement.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Equity instruments are subsequently measured at fair value either through profit or loss (FVPL) or through other comprehensive income (FVOCI). Changes in fair value are recognised in profit or loss unless Tenaris makes an irrevocable election at initial recognition to present changes in fair value in other comprehensive income for instruments not held for trading.

Accounting for derivative financial instruments and hedging activities is included within the section III, Financial Risk Management.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

iii. Financial risk management

The multinational nature of Tenaris’s operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. To manage the volatility related to these exposures, management evaluates exposures on a consolidated basis, taking advantage of exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’s financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices.

A. Financial risk factors

(i)        Capital risk management

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.02 as of December 31, 2025 and 0.03 as of December 31, 2024. The Company does not have to comply with regulatory capital adequacy requirements.

(ii)       Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’s foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris’s exposure to currency fluctuations is reviewed on a periodic and consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts. See note 26 to these Consolidated Financial Statements.

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

In the case of subsidiaries with functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect entirely the management’s assessment of its foreign exchange risk hedging program. Intercompany balances between Tenaris’s subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’s financial assets and liabilities is subject to changes arising from the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2025, and 2024.

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Exposure currency / Functional currency	2025	2024
Euro / U.S. dollar	(204,318)	(183,985)
Saudi Arabian Riyal / U.S. dollar	(69,289)	(173,233)
Argentine Peso / U.S. dollar	(8,777)	(40,565)
Brazilian Real / U.S. dollar	(42,487)	(41,591)

The main relevant exposures correspond to:

•	Euro / U.S. dollar

As of December 31, 2025, and 2024 consisting primarily of Euro-denominated intercompany liabilities at certain subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $2.0 million and $1.8 million as of December 31, 2025 and 2024, respectively, which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris’s net equity position.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

•	Saudi Arabian Riyal / U.S. dollar

As of December 31, 2025, and 2024 consisting primarily of Saudi Arabian Riyal-denominated financial and trade payables. The Saudi Arabian Riyal is tied to the U.S. dollar.

•	Argentine Peso / U.S. dollar

As of December 31, 2025, and 2024 consisting primarily of Argentine Peso-denominated trade, social and fiscal payables at certain Argentine subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $0.1 million and $0.4 million as of December 31, 2025 and 2024 respectively.

•	Brazilian Real / U.S. dollar

As of December 31, 2025, and 2024 consisting primarily of Brazilian Real-denominated liabilities at certain Brazilian subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the BRL/USD exchange rate would have generated a pre/-tax gain / loss of $0.4 million and $0.4 million as of December 31, 2025 and 2024 respectively.

Considering the balances held as of December 31, 2025 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% favorable / unfavorable movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $1.2 million (including a gain / loss of $5.6 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $1.9 million. For balances held as of December 31, 2024, a simultaneous 1% favorable / unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $5.8 million (including a loss / gain of $1.5 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’s net equity position of $1.4 million.

Tenaris based its foreign exchange sensitivity analysis on a 1% variance for information purposes only, enabling the analysis to any particular variance.

(iii)	Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. The Company may choose to enter into foreign exchange derivative contracts and/or interest rate swaps to mitigate the exposure to changes in the interest rates.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2025		2024
	In thousands of U.S. dollars	%	In thousands of U.S. dollars	%
Fixed rate (*)	75,012	25%	172,018	39%
Variable rate	230,710	75%	265,380	61%
Total	305,722		437,398

(*) Out of the $75.0 million fixed rate borrowings, $74.6 million are short-term.

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $3.5 million in 2025 and $5.5 million in 2024.

Tenaris based its interest rate sensitivity analysis on a 100-basis points variance for information purposes only, enabling the analysis to any particular variance.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

(iv)       Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures from customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no concentration of credit risk, and no single customer comprised more than 10% of Tenaris’s net sales in 2025, 2024 and 2023.

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses. See section II.K.

As of December 31, 2025, trade receivables amounted to $1,920.8 million. Trade receivables had guarantees under credit insurance of $289.9 million, letter of credit and other bank guarantees of $83.6 million. Overdue trade receivables amounted to $319.2 million, overdue guaranteed trade receivables amounted to $28.8 million; and the allowance for doubtful accounts amounted to $59.6 million.

As of December 31, 2024, trade receivables amounted to $1,907.5 million. Trade receivables had guarantees under credit insurance of $208.6 million, letter of credit and other bank guarantees of $79.8 million. Overdue trade receivables amounted to $395.5 million, overdue guaranteed trade receivables amounted to $33.6 million; and the allowance for doubtful accounts amounted to $48.1 million.

Management believes that both the allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v)        Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 88.8% of Tenaris’s liquid financial assets corresponded to Investment Grade-rated instruments as of December 31, 2025, in comparison with approximately 91.4% as of December 31, 2024.

(vi)       Liquidity risk

Tenaris’s financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2025, Tenaris has relied on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 18% and 20% of total assets at the end of 2025 and 2024, respectively.

Tenaris has a conservative approach to the management of its liquidity, which consists of i) cash and cash equivalents (cash in banks, liquidity funds and investments with a maturity of less than three months at the date of purchase), and ii) other investments (fixed income securities, time deposits, and fund investments).

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Tenaris holds its investments primarily in U.S. dollars. As of December 31, 2025 and 2024, U.S. dollar denominated liquid assets plus investments denominated in other currencies hedged to the U.S. dollar represented approximately 91% and 93% of total liquid financial assets, respectively.

(vii)     Commodity price risk

In the ordinary course of its operations, Tenaris purchases commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other factors. As a consequence, Tenaris is exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Tenaris fixes the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, and in general hedging for these risks is performed on a limited basis.

B. Category of financial instruments and classification within the fair value hierarchy

As mentioned in note II.V, the Company classifies its financial instruments in the following measurement categories: amortized cost, fair value through other comprehensive income and fair value through profit and loss. For financial instruments that are measured in the statement of financial position at fair value, IFRS 13, “Fair value measurement” requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following tables present the financial instruments by category and levels as of December 31, 2025, and 2024.

		Measurement Categories			At Fair Value
December 31, 2025	Carrying	Amortized
	amount	Cost	FVOCI	FVPL	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	572,647	313,728	—	258,919	258,919	—	—
Other investments	2,306,760	827,476	1,069,252	410,032	1,479,284	—	—
Fixed income (time-deposit, zero coupon bonds, commercial papers)	827,476	827,476	—	—	—	—	—
Bonds and other fixed income	1,069,393	—	1,069,252	141	1,069,393	—	—
Mutual fund	409,891	—	—	409,891	409,891	—	—
Derivative financial instruments	1,875	—	335	1,540	—	1,875	—
Other Investments Non-current	758,085	95,090	621,387	41,608	655,867	—	7,128
Bonds and other fixed income	655,867	—	621,387	34,480	655,867	—	—
Fixed income (time-deposit, zero coupon bonds, commercial papers)	95,090	95,090	—	—	—	—	—
Other investments	7,128	—	—	7,128	—	—	7,128
Trade receivables	1,920,840	1,920,840	—	—	—	—	—
Receivables C and NC	443,273	190,124	—	—	—	—	—
Other receivables	190,124	190,124	—	—	—	—	—
Other receivables (non-financial)	253,149	—	—	—	—	—	—
Total		3,347,258	1,690,974	712,099	2,394,070	1,875	7,128
Liabilities
Borrowings C and NC	305,722	305,722	—	—	—	—	—
Trade payables	872,913	872,913	—	—	—	—	—
Other liabilities C and NC	687,795	6,227	—	58,888	—	—	58,888
Other liabilities (*)	65,115	6,227	—	58,888	—	—	58,888
Other liabilities (non-financial)	622,680	—	—	—	—	—	—
Lease liabilities C and NC	143,249	143,249	—	—	—	—	—
Derivative financial instruments	14,330	—	6,327	8,002	—	14,329	—
Total		1,328,111	6,327	66,890	—	14,329	58,888

(*) Includes liability related to share buyback program. See note 35 to these Consolidated Financial Statements.

Certain non-financial assets and liabilities were included in the above table to allow reconciliation with the Statements of Financial Position.

Due to their short time nature, the carrying amounts of trade receivables, trade payables, other financial receivables, other financial liabilities and other investments are considered to be similar to their fair values.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

		Measurement Categories			At Fair Value
December 31, 2024	Carrying	Amortized
	amount	Cost	FVOCI	FVPL	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	675,256	320,212	—	355,044	355,044	—	—
Other investments	2,372,999	722,328	1,273,673	376,998	1,650,671	—	—
Fixed income (time-deposit, zero coupon bonds, commercial papers)	722,328	722,328	—	—	—	—	—
Bonds and other fixed income	1,273,673	—	1,273,673	—	1,273,673	—	—
Mutual fund	376,998	—	—	376,998	376,998	—	—
Derivative financial instruments	7,484	—	—	7,484	—	7,484	—
Other Investments Non-current	1,005,300	140,292	857,959	7,049	857,959	—	7,049
Bonds and other fixed income	857,959	—	857,959	—	857,959	—	—
Fixed income (time-deposit, zero coupon bonds, commercial papers)	140,292	140,292	—	—	—	—	—
Other investments	7,049	—	—	7,049	—	—	7,049
Trade receivables	1,907,507	1,907,507	—	—	—	—	—
Receivables C and NC	435,973	191,058	—	—	—	—	—
Other receivables	191,058	191,058	—	—	—	—	—
Other receivables (non-financial)	244,915	—	—	—	—	—	—
Total		3,281,397	2,131,632	746,575	2,863,674	7,484	7,049
Liabilities
Borrowings C and NC	437,398	437,398	—	—	—	—	—
Trade payables	880,261	880,261	—	—	—	—	—
Other liabilities C and NC	887,526	31,985	—	243,264	—	—	243,264
Other liabilities (*)	275,249	31,985	—	243,264	—	—	243,264
Other liabilities (non-financial)	612,277	—	—	—	—	—	—
Lease liabilities C and NC	144,926	144,926	—	—	—	—	—
Derivative financial instruments	8,300	—	—	8,300	—	8,300	—
Total		1,494,570	—	251,564	—	8,300	243,264

(*) Includes liability related to share buyback program. See note 35 to these Consolidated Financial Statements.

Certain non-financial assets and liabilities were included in the above table to allow reconciliation with the Statements of Financial Position.

Due to their short time nature, the carrying amounts of trade receivables, trade payables, other financial receivables, other financial liabilities and other investments are considered to be similar to their fair values.

There were no transfers between levels during the year.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. As of December 31, 2025, and 2024, main balances in this level included a liability related to the shares to be settled under the share buyback program. Unobservable inputs related to this balance include assumptions regarding average purchase prices of previous periods, and management's past experience related to the conclusion of the share buy-back program itself. A reasonable change in the inputs used would not affect the fair value of the liability materially. For more information see note 35.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The following table presents the changes in Level 3 assets:

	Year ended December 31,
	2025	2024
At the beginning of the year	7,049	7,411
Decrease	(243)	(185)
Currency translation adjustment and others	322	(177)
At the end of the year	7,128	7,049

The following table presents the changes in Level 3 liabilities:

	Year ended December 31,
	2025	2024
At the beginning of the year	243,264	86,240
Settlement of share buy back program liability	(243,264)	(86,240)
Share buyback program liability	58,888	243,264
At the end of the year	58,888	243,264

C. Fair value estimation

Financial assets or liabilities classified at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value (Level 2) of its main borrowings is approximately 99.5% and 98.3% of its carrying amount (including interests accrued) in 2025 and 2024 respectively. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting cash flows.

The carrying amount of investments recognized at amortized cost approximates its fair value.

D. Accounting for derivative financial instruments and hedging activities

Tenaris uses derivative financial instruments principally to manage its exposure to fluctuations in exchange rates and prices of raw materials. Derivative financial instruments are classified as current or non-current assets or liabilities based on their maturity dates. Derivative financial instruments are initially recognized in the statement of financial position at fair value. Tenaris uses market prices or specific tools for calculation of each instrument’s fair value, these tools are monthly tested for consistency. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk. Gains or losses arising from changes in fair value of derivatives are recognized in Financial Results in the Consolidated Income Statement, except for derivatives that are designated and qualify for hedge accounting.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period as the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris’s derivative financial instruments (assets or liabilities) continues to be reflected in the statement of financial position.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the hedging instruments are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2025 and 2024, the effective portion of designated cash flow hedges which is included in Other Reserves in equity amounted to $2.7 million debit and $0.6 million debit respectively.

The fair values of various derivative instruments used for hedging purposes and the movements of the hedging reserve included within Other Reserves in equity are disclosed in note 26 to these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Segment information

As mentioned in section II.C, the Segment Information is disclosed as follows:

Reportable operating segments

(All amounts in millions of U.S. dollars)

Year ended December 31, 2025	Tubes	Other	Total
Management view - operating income	2,163	108	2,271
Difference in cost of sales			31
Differences in selling, general and administrative expenses			(17)
Differences in other operating income (expenses), net			(2)
IFRS - operating income			2,283
Financial income (expense), net			133
Income before equity in earnings of non-consolidated companies and income tax			2,416
Equity in earnings of non-consolidated companies			58
Income before income tax			2,474
Net Sales	11,400	581	11,981
Depreciation and amortization	594	22	616

Year ended December 31, 2024	Tubes	Other	Total
Management view - operating income	2,391	143	2,534
Difference in cost of sales			(115)
Differences in selling, general and administrative expenses			(3)
Differences in other operating income (expenses), net			3
IFRS - operating income			2,419
Financial income (expense), net			129
Income before equity in earnings of non-consolidated companies and income tax			2,548
Equity in earnings of non-consolidated companies			9
Income before income tax			2,557

Net Sales	11,907	617	12,524
Depreciation and amortization	614	19	633

Year ended December 31, 2023	Tubes	Other	Total
Management view - operating income	4,337	129	4,466
Difference in cost of sales			(134)
Differences in selling, general and administrative expenses			(7)
Differences in other operating income (expenses), net			(9)
IFRS - operating income			4,316
Financial income (expense), net			221
Income before equity in earnings of non-consolidated companies and income tax			4,537
Equity in earnings of non-consolidated companies			95
Income before income tax			4,633

Net Sales	14,185	684	14,869
Depreciation and amortization	518	31	549

There are no material differences between IFRS and management view in total revenues.

The differences between operating income under IFRS and the management views are mainly related to the cost of goods sold, reflecting the effect of raw materials prices increases on the valuation of the replacement cost considered for management view compared to IFRS cost calculated at historical cost mainly on FIFO basis, and other minor timing differences.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The main differences in net income under the IFRS and management views arise from the impact of functional currencies on financial result, deferred income taxes as well as the equity in earnings of non-consolidated companies.

In 2024, following the integration of coating activities into its Tubes segment, the Company represented year-to-date segment information amounts accordingly.

Geographical information

	North America	South America	Europe	Asia Pacific, Middle East and Africa	Unallocated (*)	Total
Year ended December 31, 2025
Net sales	5,712,368	2,386,881	893,540	2,988,368	—	11,981,157
Property, plant and equipment, net	3,489,730	1,432,099	903,687	379,566	—	6,205,082
Intangible Assets, net	1,115,287	187,431	17,497	36,901	—	1,357,116
Right of Use Assets, net	54,424	12,254	29,553	48,326	—	144,557
Investments in non-consolidated companies	—	—	—	—	1,561,212	1,561,212

Year ended December 31, 2024
Net sales	5,558,769	2,621,581	1,262,458	3,081,126	—	12,523,934
Property, plant and equipment, net	3,578,293	1,257,345	832,443	453,390	—	6,121,471
Intangible Assets, net	1,117,314	177,934	14,899	47,602	—	1,357,749
Right of Use Assets, net	65,105	8,255	28,242	47,266	—	148,868
Investments in non-consolidated companies	—	—	—	—	1,543,657	1,543,657

Year ended December 31, 2023
Net sales	7,765,130	3,382,495	1,175,581	2,545,654	—	14,868,860
Property, plant and equipment, net	3,676,352	1,143,752	794,242	463,833	—	6,078,179
Intangible Assets, net	1,126,774	166,450	22,580	61,306	—	1,377,110
Right of Use Assets, net	50,128	9,241	24,832	47,937	—	132,138
Investments in non-consolidated companies	—	—	—	—	1,608,804	1,608,804

(*) For the years 2025, 2024 and 2023 includes Investments in non-consolidated companies. See note 14 to these Consolidated Financial Statements.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

The principal countries from which the Company derives its revenues are USA (35%), Argentina (11%), Canada, Saudi Arabia, United Arab Emirates, Brazil and Mexico (each less than 10%).

As of December 31, 2025, 2024 and 2023 non-current assets comprising property, plant and equipment, intangible assets and right of use assets attributable to the Company’s country of incorporation (Luxembourg) amounted to $16.7 million, $15.6 million and $10.7 million, respectively.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. Revenues related to governmental institutions represent approximately 25%, 30% and 26% in 2025, 2024 and 2023 respectively.

Tubes segment revenues by market:

(All amounts in millions of U.S. dollars)

Revenues Tubes	2025	2024	2023
Oil & gas	10,172	10,689	12,488
Oil & gas processing plants	557	548	818
Industrial, power & others	671	670	879
Total	11,400	11,907	14,185

The table above includes revenues from services performed on third party tubes of $426.6 million, $483.5 million and $164.8 million for the years 2025, 2024 and 2023, respectively.

As of December 31, 2025 and 2024, the Company recognized contract liabilities related to customer advances in the amount of $168.8 million and $206.2 million, respectively. Contract liabilities represent obligations to perform services or deliver products in the future for cash considerations that have been received from customers. Each of these amounts are recognized as revenues during the subsequent years. In these periods, no significant adjustments in revenues were performed related to previously satisfied performance obligations.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

As of December 31, 2025 and 2024, the Company recognized contract assets related to unbilled revenues in the amount of $35.3 million and $50.8 million, respectively. Contract assets arise from revenue earned for goods or services that is not yet billable to the customers.

2	Cost of sales

	Year ended December 31,
	2025	2024	2023
Inventories at the beginning of the year	3,709,942	3,921,097	3,986,929
Changes in inventories due to business combinations (*)	—	52,792	107,588
Decrease in inventory due to deconsolidation of subsidiaries (**)	(43)	—	—
Plus: Charges of the year
Raw materials, energy, consumables and other	4,425,441	4,638,681	5,277,507
Services and fees	367,532	408,478	437,804
Labor cost	1,411,608	1,454,924	1,403,546
Depreciation of property, plant and equipment	476,215	483,535	424,373
Amortization of intangible assets	13,602	12,193	11,582
Depreciation of right-of-use assets	37,844	34,332	30,352
Maintenance expenses	338,042	443,498	408,410
Allowance for obsolescence	53,700	41,240	13,581
Taxes	417,380	124,500	272,120
Other	211,539	230,161	216,220
	7,752,860	7,924,334	8,603,083
Less: Inventories at the end of the year	(3,602,058)	(3,709,942)	(3,921,097)
	7,860,744	8,135,489	8,668,915

(*) For the year 2023, related to the GPC, Isoplus anticorrosion coating division and Mattr’s pipe coating business unit acquisitions. For the year 2024, related to Mattr’s pipe coating business unit acquisition.

(**) For the year 2025, related to the deconsolidation of Amaja Tubular Services Limited.

3	Selling, general and administrative expenses

	Year ended December 31,
	2025	2024	2023
Services and fees	180,968	183,659	163,723
Labor cost	669,859	705,849	652,820
Depreciation of property, plant and equipment	25,462	25,668	21,517
Amortization of intangible assets	37,222	41,557	40,761
Depreciation of right-of-use assets	25,825	35,569	19,925
Freights and other selling expenses	647,100	624,113	696,705
Provisions for contingencies	21,020	30,356	38,899
Allowances for doubtful accounts	14,180	(1,095)	3,590
Taxes	118,771	152,388	170,484
Other	88,089	106,764	110,883
	1,828,496	1,904,828	1,919,307

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
	2025	2024	2023
Wages, salaries and social security costs	1,960,240	2,033,067	1,943,825
Severance indemnities	42,359	35,608	26,470
Post-employment benefits - defined contribution plans	18,220	16,014	15,055
Post-employment benefits - defined benefit plans	8,078	24,259	19,452
Employee retention and long-term incentive program	52,570	51,825	51,564
	2,081,467	2,160,773	2,056,366

The following table shows the geographical distribution of the employees:

	2025	2024	2023
Mexico	5,813	6,042	7,500
Argentina	5,314	5,811	6,267
USA	3,736	3,583	3,882
Italy	2,102	2,140	2,187
Romania	1,909	1,885	1,884
Canada	1,236	1,197	1,195
Brazil	1,212	1,406	1,492
Colombia	915	893	1,112
Saudi Arabia	746	759	849
Indonesia	611	911	1,573
Other	1,281	1,247	1,193
	24,875	25,874	29,134

5	Impairment charge

Tenaris conducts regular assessments of the carrying values of its assets. The recoverable value is based on the value in use. The main key assumptions used in estimating the value in use are discount rate, growth rate and competitive, economic and regulatory factors applied to determine cash flow projections, such as oil and gas prices, average number of active oil and gas drilling rigs (rig count) and raw material costs.

In December 2025, even though the Company did not identify any impairment indicators, it conducted impairment tests for the CGUs that carry significant goodwill balances, and no impairment charges were recorded. The main discount rates used were in a range between 13.5% and 19.4% and a nominal growth rate (which includes mainly the inflation impact on prices and costs) of 2% was considered. For the CGUs carrying goodwill, a reasonably possible change in key assumptions would not cause the carrying amount to exceed its recoverable amount.

In December 2024, even though the Company did not identify any impairment indicators, it conducted impairment tests for the CGUs with goodwill in their carrying amounts, and no impairment charges were recorded. The main discount rates used were in a range between 13.4% and 18.2% and a nominal growth rate (which includes mainly the inflation impact on prices and costs) of 2% was considered. For the CGUs carrying goodwill, a reasonably possible change in key assumptions would not cause the carrying amount to exceed its recoverable amount.

In December 2023, considering that the recoverable amount of the CGUs obtained in prior years' tests and that the assets and liabilities making up those units had not changed significantly, nor the key assumptions, the Company concluded that impairment tests for previous years were still valid. In addition, the Company had considered the impact of updating the main discount rates, applying rates in a range between 12.5% and 21.4% for the CGUs under analysis. In 2023, a nominal growth rate (which included mainly the inflation impact on prices and costs) of 2% was considered. Based on the facts mentioned above, the Company did not recognize any impairment charges for the year 2023.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

6	Other operating income and expenses

	Year ended December 31,
	2025	2024	2023
Other operating income
Results from sundry assets	7,127	10,529	10,960
Net rents	4,188	4,417	4,702
Reclassification of currency translation adjustment reserve	—	—	878
Bargain purchase gain	—	2,212	3,162
Result on sale of Venezuela awards	—	—	33,341
Other income	12,474	43,492	—
	23,789	60,650	53,043
Other operating expenses
Contributions to welfare projects and non-profit organizations	(17,445)	(17,657)	(15,538)
Allowance for doubtful receivables	(631)	(546)	(107)
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	(14,414)	(107,215)	—
Other expense	—	—	(1,628)
	(32,490)	(125,418)	(17,273)
Other operating income and expenses, net	(8,701)	(64,768)	35,770

Other operating income

Bargain purchase gain: For the year 2024, related to Mattr’s pipe coating business unit acquisition.

For the year 2023, related to Isoplus anticorrosion coating division acquisition.

Result on sale of Venezuela awards: For the year 2023, related to the transfer of the awards obtained in connection with the nationalizations of the Company’s interests in its majority-owned subsidiaries TAVSA – Tubos de Acero de Venezuela S.A., Matesi Materiales Siderúrgicos S.A. and Complejo Siderúrgico de Guayana, C.A.

Other income: For the year 2024, includes mainly $17.6 million related to the recovery of various legal proceedings in Brazil and $7 million related to an insurance recovery.

Other operating expenses

Provision for the ongoing litigation related to the acquisition of participation in Usiminas: For the years 2024 and 2025, related to the provision described in note 27 “Contingencies, commitments and restrictions to the distribution of profits - Contingencies - CSN claims relating to the January 2012 acquisition of Usiminas”, and does not include the net foreign exchange result.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

7	Financial results

	Year ended December 31,
	2025	2024	2023
Interest income	228,369	229,835	201,852
Net result on changes in FV of financial assets at FVPL	23,869	12,484	11,622
Finance income	252,238	242,319	213,474
Finance cost	(46,933)	(61,212)	(106,862)
Net foreign exchange transactions results	(30,394)	61,395	218,383
Net foreign exchange derivatives contracts results	(26,291)	(12,727)	(8,974)
Other	(15,979)	(100,719)	(95,044)
Other financial results, net	(72,664)	(52,051)	114,365
Net financial results	132,641	129,056	220,977

Finance Income: In 2025, 2024 and 2023 includes $36.9 million, $40.7 million and $61.2 million of interest related to instruments carried at FVPL, respectively.

In 2025, 2024 and 2023 includes $83.7 million, $88.2 million and $30.9 million of interest related to instruments carried at FVOCI, respectively.

Net foreign exchange transactions results: In 2025 mainly includes result from the Argentine peso depreciation against the U.S. dollar on Argentine peso denominated net financial position at subsidiaries with functional currency U.S. dollar, the result from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, partially offset by changes in currency translation adjustment reserve from an Italian subsidiary recognized in Other Comprehensive Income and the result from the Mexican peso appreciation against the U.S. dollar on Mexican peso denominated receivables, at subsidiaries with functional currency U.S. dollar.

In 2024 mainly includes result from the Argentine peso depreciation against the U.S. dollar on Argentine peso denominated net financial position at subsidiaries with functional currency U.S. dollar, the Brazilian real depreciation against the U.S. dollar on Brazilian denominated net financial position at subsidiaries with functional currency U.S. dollar, together with the result from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, offset by changes in currency translation adjustment reserve from an Italian subsidiary recognized in Other Comprehensive Income.

In 2023 mainly includes result from the Argentine peso depreciation against the U.S. dollar on Argentine peso denominated net financial position at subsidiaries with functional currency U.S. dollar, the Brazilian real appreciation against the U.S. dollar on Brazilian denominated net financial position at subsidiaries with functional currency U.S. dollar, together with the result from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, offset by changes in currency translation adjustment reserve from an Italian subsidiary recognized in Other Comprehensive Income.

Net foreign exchange derivatives contracts results: In 2025 includes mainly losses on derivatives covering receivables in Mexican peso.

In 2024 includes mainly losses on derivatives covering net receivables, fiscal and other liabilities in Brazilian real.

In 2023 includes mainly losses on derivatives covering net receivables in Brazilian real.

Other: In both 2025 and 2024 includes losses for $16 million, related to fees payable in connection with collections involving the Company’s Mexican subsidiary.

In 2024 also includes approximately $84 million related to result of U.S. dollar denominated Argentine bonds used to cancel commercial debt.

In 2023 includes a net loss of $94.7 million related to the transfer of Argentine sovereign bonds paid as dividend in kind from Argentinian subsidiaries to its foreign shareholders.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

8	Equity in earnings of non-consolidated companies

	Year ended December 31,
	2025	2024	2023
Earnings from non-consolidated companies	58,038	8,548	104,897
Remeasurement of previously held interest	—	—	4,506
Bargain purchase gain	—	—	11,487
Net loss related to participation increase in Usiminas	—	—	(25,486)
	58,038	8,548	95,404

Earnings from non-consolidated companies: For the year ended December 31, 2025 and 2024, includes a loss of approximately $12.4 million and $43.3 million respectively, related to a provision for the ongoing litigation related to the acquisition of participation in Usiminas.

Remeasurement of previously held interest and Bargain purchase gain: For year ended December 31, 2023, related to GPC acquisition.

Net loss related to participation increase in Usiminas: For more information see note 14 “Investments in non-consolidated companies - Usiminas”.

9	Income tax

	Year ended December 31,
	2025	2024	2023
Current tax	(562,216)	(651,769)	(868,695)
Deferred tax	61,600	172,089	193,739
Tax charge	(500,616)	(479,680)	(674,956)

Tenaris is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was adopted in Luxembourg, the jurisdiction in which the Company is incorporated, and came into effect as from January 1, 2024. Tenaris applies the exception regarding the recognition and disclosure of deferred tax assets and liabilities related to Pillar Two income taxes, as provided for in the amendments to IAS 12 issued in May 2023.

For the years 2025 and 2024, Tenaris recognized an estimated current tax expense related to Pillar Two, amounting to $20.7 million and $81.4 million, respectively.

The tax charge differs from the theoretical amount that would arise by applying the nominal tax rate valid in each jurisdiction to the group's pre-tax income in that jurisdiction as follows:

	Year ended December 31,
	2025	2024	2023
Income before income tax	2,473,895	2,556,453	4,632,789

Tax calculated at the tax rate in each country	(600,820)	(599,944)	(1,127,428)
Effect of currency translation on tax base	(97,197)	(340,094)	(346,573)
Changes in the tax rates	2,055	(24,019)	1,535
Utilization of previously unrecognized tax losses	219	588	787
Tax revaluation, withholding tax and others	195,127	483,789	796,723
Tax charges	(500,616)	(479,680)	(674,956)

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Effect of currency translation on tax base: Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets / liabilities and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax bases in subsidiaries (mainly Argentina and Mexico), which have a functional currency different than their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax bases of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

Changes in the tax rates: For the year 2024, the effect relates to the impact of the reduction in Luxembourg's corporate income tax rate that made the blended tax rate for a company registered in Luxembourg City decrease from 24.94% to 23.87%. The new blended tax rate is applicable for fiscal years beginning on or after January 1, 2025, but its effect over temporary differences was recognized from 2024.

Tax revaluation, withholding tax and others: Includes a positive effect from inflationary tax adjustments in Argentina and Mexico of $168.7 million, $368.2 million and $349.0 million for the years 2025, 2024 and 2023, respectively.

It also includes a charge of $30.9 million, $20.0 million and $164.3 million for the years 2025, 2024 and 2023, respectively related to withholding taxes for intra-group international operations.

The years 2025 and 2024 include a charge of $20.7 million and $81.4 million, respectively, related to Pillar Two.

The years 2025, 2024 and 2023 include a positive effect of $78.4 million, $186.0 million and $550.3 million, respectively, arising from the recognition of tax losses carryforward deferred tax assets in the Luxembourg subsidiary. For the years 2025 and 2024, the consumption of such deferred tax assets for $82.2 million and $86.9 million, respectively are included in the line “Tax calculated at the tax rate of each country”. For more information see note 22.

10	Dividends distribution

On October 29, 2025, the Company’s Board of Directors approved the payment of an interim dividend of $0.29 per outstanding share ($0.58 per ADS), or approximately $0.3 billion, paid on November 26, 2025, with record date on November 25, 2025.

On May 6, 2025, the Company’s shareholders approved an annual dividend in the amount of $0.83 per outstanding share ($1.66 per ADS). The amount approved by the shareholders included the interim dividend previously paid on November 20, 2024, in the amount of $0.27 per outstanding share ($0.54 per ADS). The remaining balance, amounting to $0.56 per outstanding share ($1.12 per ADS), was paid on May 21, 2025, for an amount of approximately $0.6 billion. In the aggregate, the interim dividend paid in November 2024 and the balance paid in May 2025 amounted to approximately $0.9 billion.

On April 30, 2024, the Company’s shareholders approved an annual dividend in the amount of $0.60 per outstanding share ($1.20 per ADS). The amount approved by the shareholders included the interim dividend previously paid on November 22, 2023, in the amount of $0.20 per outstanding share ($0.40 per ADS). The remaining balance, amounting to $0.40 per outstanding share ($0.80 per ADS), was paid on May 22, 2024, for an amount of approximately $0.5 billion. In the aggregate, the interim dividend paid in November 2023 and the balance paid in May 2024 amounted to approximately $0.7 billion.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

11	Property, plant and equipment, net

Year ended December 31, 2025	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
At the beginning of the year
Cost	935,704	13,903,542	424,042	372,990	81,438	15,717,716
Accumulated depreciation and impairment	(178,294)	(9,030,040)	(350,480)	—	(37,431)	(9,596,245)
Property, plant and equipment, net at the beginning of the year	757,410	4,873,502	73,562	372,990	44,007	6,121,471

Movements of the year
Currency translation adjustment	8,279	56,463	640	6,188	364	71,934
Increase due to business combinations (*)	1,990	14,352	—	—	—	16,342
Additions	—	3,164	598	550,901	13,758	568,421
Transfers / Reclassifications	83,893	464,662	39,070	(586,719)	—	906
Decrease due to deconsolidation of subsidiaries (**)	—	(362)	(11)	—	—	(373)
Disposals / Consumptions (***)	(57,445)	(818)	(461)	(6,369)	(6,849)	(71,942)
Depreciation charge	(14,728)	(464,041)	(20,666)	—	(2,242)	(501,677)
Movements of the year	21,989	73,420	19,170	(35,999)	5,031	83,611

At the end of the year
Cost	967,135	14,517,757	458,610	336,991	89,139	16,369,632
Accumulated depreciation and impairment	(187,736)	(9,570,835)	(365,878)	—	(40,101)	(10,164,550)
Property, plant and equipment, net at the end of the year	779,399	4,946,922	92,732	336,991	49,038	6,205,082

Year ended December 31, 2024	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
At the beginning of the year
Cost	889,957	13,538,273	416,913	396,103	71,834	15,313,080
Accumulated depreciation and impairment	(164,894)	(8,696,044)	(351,309)	—	(22,654)	(9,234,901)
Property, plant and equipment, net at the beginning of the year	725,063	4,842,229	65,604	396,103	49,180	6,078,179

Movements of the year
Currency translation adjustment	(4,637)	(26,793)	(266)	(4,391)	(161)	(36,248)
Changes due to business combinations (****)	12,949	(24,063)	—	653	—	(10,461)
Additions	2,176	1,028	433	616,218	15,658	635,513
Transfers / Reclassifications	48,322	550,891	29,681	(633,440)	—	(4,546)
Disposals / Consumptions	(10,197)	(12,526)	(1,183)	(2,153)	(5,704)	(31,763)
Depreciation charge	(16,266)	(457,264)	(20,707)	—	(14,966)	(509,203)
Movements of the year	32,347	31,273	7,958	(23,113)	(5,173)	43,292

At the end of the year
Cost	935,704	13,903,542	424,042	372,990	81,438	15,717,716
Accumulated depreciation and impairment	(178,294)	(9,030,040)	(350,480)	—	(37,431)	(9,596,245)
Property, plant and equipment, net at the end of the year	757,410	4,873,502	73,562	372,990	44,007	6,121,471

(*) For the year 2025, related to the acquisition of a scrap processing business in Beaver Falls, Pennsylvania. For more information see note 34.

(**) For the year 2025, related to the deconsolidation of Amaja Tubular Services Limited.

(***) For the year 2025, includes the unwinding of certain land plots in Saudi Arabia. For more information see note 28.

(****) For the year 2024, related to Mattr’s pipe coating business unit acquisition.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Property, plant and equipment include capitalized interests for net amounts at December 31, 2025 and 2024 of $25.6 million and $27.2 million, respectively. There were no new interests capitalized during 2025 and 2024.

Government grants recognized as a reduction of property, plant and equipment were not material for the years 2025 and 2024.

The Company’s Brazilian subsidiary Confab Industrial S.A. (“Confab”) holds certain real estate assets, with a carrying value of $33.4 million, that are subject to a judicial mortgage aimed at securing the indemnification potentially payable to Companhia Sider?rgica Nacional (“CSN") under a lawsuit brought by CSN against Confab and other related companies. The litigation is currently pending, and no amount is currently owed by Confab. See note 27 (i) “Contingencies, commitments and restrictions to the distribution of profits - Contingencies - CSN claims relating to the January 2012 acquisition of Usiminas”.

For the year 2025 and 2024, the carrying amount of assets pledged as security for current and non-current borrowings amounted to $49.7 million and $147.9 million, respectively, held in Saudi Arabia by the Company?s subsidiary GPC, in which SSPC holds a 57.3% interest.

12	Intangible assets, net

Year ended December 31, 2025	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
At the beginning of the year
Cost	661,605	575,607	2,474,693	1,776,037	5,487,942
Accumulated amortization and impairment	(564,499)	(416,311)	(1,384,674)	(1,764,709)	(4,130,193)
Intangible assets, net at the beginning of the year	97,106	159,296	1,090,019	11,328	1,357,749

Movements of the year
Currency translation adjustment	880	7	139	—	1,026
Increase due to business combinations (**)	—	—	1,324	—	1,324
Additions	37,449	11,313	—	—	48,762
Transfers / Reclassifications	(906)	—	—	—	(906)
Disposals	(15)	—	—	—	(15)
Amortization charge	(30,036)	(9,460)	—	(11,328)	(50,824)
Movements of the year	7,372	1,860	1,463	(11,328)	(633)

At the end of the year
Cost	692,274	586,938	2,476,156	1,776,057	5,531,425
Accumulated amortization and impairment	(587,796)	(425,782)	(1,384,674)	(1,776,057)	(4,174,309)
Intangible assets, net at the end of the year	104,478	161,156	1,091,482	—	1,357,116

(*) Includes Proprietary Technology.

(**) For the year 2025, related to the acquisition of a scrap processing business in Beaver Falls, Pennsylvania. For more information see note 34.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Year ended December 31, 2024	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
At the beginning of the year
Cost	648,887	560,549	2,488,381	1,790,680	5,488,497
Accumulated amortization and impairment	(576,722)	(407,217)	(1,384,674)	(1,742,774)	(4,111,387)
Intangible assets, net at the beginning of the year	72,165	153,332	1,103,707	47,906	1,377,110

Movements of the year
Currency translation adjustment	(285)	(4)	(67)	(2)	(358)
Changes due to business combinations (**)	—	—	(13,621)	(14,590)	(28,211)
Additions	43,445	14,998	—	—	58,443
Transfers / Reclassifications	4,476	70	—	—	4,546
Disposals	(31)	—	—	—	(31)
Amortization charge	(22,664)	(9,100)	—	(21,986)	(53,750)
Movements of the year	24,941	5,964	(13,688)	(36,578)	(19,361)

At the end of the year
Cost	661,605	575,607	2,474,693	1,776,037	5,487,942
Accumulated amortization and impairment	(564,499)	(416,311)	(1,384,674)	(1,764,709)	(4,130,193)
Intangible assets, net at the end of the year	97,106	159,296	1,090,019	11,328	1,357,749

(*) Includes Proprietary Technology.

(**) For the year 2024, related to Mattr’s pipe coating business unit acquisition.

The geographical allocation of goodwill for the year ended December 31, 2025 was $945.5 million for North America, $111.0 million for South America, $33.0 million for Asia Pacific, Middle East & Africa and $2.0 million for Europe.

The geographical allocation of goodwill for the year ended December 31, 2024 was $944.2 million for North America, $111.0 million for South America, $33.0 million for Asia Pacific, Middle East & Africa and $1.8 million for Europe.

The carrying amount of goodwill allocated by CGU, as of December 31, 2025, was as follows:

(all amounts in millions of U.S. dollars)
Tubes Segment
CGU	Hydril Acquisition	Other	Total
Tamsa	346	19	365
Siderca	265	93	358
Hydril	309	—	309
Other	—	59	59
Total	920	171	1,091

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

13	Right-of-use assets, net and lease liabilities

Right of use assets evolution

Year ended December 31, 2025	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Others	Total
Values at the beginning of the year
Cost	66,532	184,895	56,482	4,252	312,161
Accumulated depreciation	(36,797)	(93,893)	(30,832)	(1,771)	(163,293)
Right of use assets, net at the beginning of the year	29,735	91,002	25,650	2,481	148,868

Movements of the year
Currency translation adjustment	93	355	669	—	1,117
Additions	17,101	29,122	17,995	—	64,218
Transfers / Reclassifications	77	119	(196)	—	—
Disposals	(1,501)	(2,993)	(1,483)	—	(5,977)
Depreciation charge	(9,901)	(36,754)	(16,002)	(1,012)	(63,669)
Movements of the year	5,869	(10,151)	983	(1,012)	(4,311)

Values at the end of the year
Cost	64,016	199,551	69,514	4,252	337,333
Accumulated depreciation	(28,412)	(118,700)	(42,881)	(2,783)	(192,776)
Right of use assets, net at the end of the year	35,604	80,851	26,633	1,469	144,557

Year ended December 31, 2024	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Other	Total
Values at the beginning of the year
Cost	66,464	148,380	43,217	3,668	261,729
Accumulated depreciation	(27,972)	(75,567)	(25,229)	(823)	(129,591)
Right of use assets, net at the beginning of the year	38,492	72,813	17,988	2,845	132,138

Movements of the year
Currency translation adjustment	(99)	(156)	(280)	—	(535)
Additions	16,034	52,040	22,663	584	91,321
Transfers / Reclassifications	(3,513)	3,477	36	—	—
Disposals	(731)	(2,453)	(971)	—	(4,155)
Depreciation charge	(20,448)	(34,719)	(13,786)	(948)	(69,901)
Movements of the year	(8,757)	18,189	7,662	(364)	16,730

Values at the end of the year
Cost	66,532	184,895	56,482	4,252	312,161
Accumulated depreciation	(36,797)	(93,893)	(30,832)	(1,771)	(163,293)
Right of use assets, net at the end of the year	29,735	91,002	25,650	2,481	148,868

Depreciation of right-of-use assets is mainly included in Tubes segment.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Lease liability evolution

	Year ended December 31,
	2025	2024

Opening net book amount	144,926	134,433
Changes due to business combinations (*)	—	(35)
Translation differences	5,713	(4,565)
Additions	64,132	91,005
Cancellations	(6,315)	(8,377)
Repayments (**)	(71,712)	(73,639)
Interest accrued	6,505	6,104
At the end of the year	143,249	144,926

(*) For the year 2024, related to Mattr’s pipe coating business unit acquisitions.

(**) For the year 2025, includes repayments of $66.9 million in capital and $4.8 million of interest.

For the year 2024, includes repayments of $68.6 million in capital and $5.1 million of interest.

As of December 31, 2025, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 34%, 41% and 25%, respectively.

As of December 31, 2024, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 31%, 46% and 23%, respectively.

Expenses related to short-term leases, leases of low value assets and variable leases (included in Cost of sales and Selling, general and administrative expenses) were not material for the years 2025 and 2024.

14	Investments in non-consolidated companies

	Year ended December 31,
	2025	2024
At the beginning of the year	1,543,657	1,608,804
Translation differences	21,692	(47,840)
Equity in earnings of non-consolidated companies	58,038	8,548
Dividends and distributions declared	(62,022)	(71,212)
(Decrease) / increase in equity reserves and others	(153)	45,357
At the end of the year	1,561,212	1,543,657

Dividends and distributions declared: Related to Ternium and Usiminas. During 2025 and 2024 $62.0 million and $73.8 million respectively were collected.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The principal non-consolidated companies are:

		% ownership at December 31,		Book value at December 31,
Company	Country of incorporation	2025	2024	2025	2024
a) Ternium (*)	Luxembourg	11.46%	11.46%	1,375,115	1,377,911
b) Usiminas (**)	Brazil	3.96%	3.96%	108,574	102,812
c) Techgen	Mexico	22.00%	22.00%	73,936	59,782
Others				3,587	3,152
				1,561,212	1,543,657

(*) At December 31, 2025 and 2024, the voting rights were 11.70%.

(**) At December 31, 2025 and 2024, the voting rights were 6.76%.

a) Ternium

Ternium is a steel producer with production facilities in Mexico, Brazil, Argentina, Colombia, the Southern United States and Central America and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At December 31, 2025, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $38.19 per ADS, giving Tenaris’s ownership stake a market value of approximately $877.3 million. At December 31, 2025, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS Financial Statements, was approximately $1,375.1 million. The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of December 31, 2025, the Company concluded that the carrying amount does not exceed the recoverable value of the investment.

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium
	2025	2024
Non-current assets	13,818,723	12,050,457
Current assets	9,796,368	11,078,090
Total assets	23,615,091	23,128,547
Non-current liabilities	3,533,136	3,157,819
Current liabilities	3,934,209	3,839,159
Total liabilities	7,467,345	6,996,978
Total equity	16,147,746	16,131,569
Non-controlling interests	4,203,446	4,163,383

Revenues	15,609,094	17,649,060
Gross profit	2,353,104	2,888,836
Net income / (loss) for the year attributable to shareholders' equity	425,232	(53,672)
Other comprehensive income attributable to shareholders' equity	80,913	211,817
Total comprehensive income attributable to shareholders' equity	506,145	158,145

b) Usiminas

Usiminas is a Brazilian producer of high-quality flat steel products used in the energy, automotive and other industries.

At December 31, 2025, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL5.96 ($1.08) and BRL5.95 ($1.08), respectively, giving Tenaris’s ownership stake a market value of approximately $52.9 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $108.6 million. The difference between the carrying value of Tenaris’s ownership stake in Usiminas and its interest over Usiminas’ shareholders’ equity corresponds to the purchase price allocation performed in 2023.

In 2023, following the acquisition of shares referred to in note II.B.2).b) and considering the carrying value of the previously held interest, the price paid for the acquisition of the additional Usiminas shares and the fair value measurement of the Usiminas shares (conducted at the T/T Group level) the Company recorded a net loss of $25.5 million included in Equity in earnings of non-consolidated companies in the Consolidated Income Statement.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The Company reviews its participation in Usiminas whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of December 31, 2025, the Company concluded that the carrying amount did not exceed the recoverable value of the investment.

Summarized selected financial information of Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Usiminas
	2025	2024
Non-current assets	3,431,865	3,623,996
Current assets	3,053,444	3,234,742
Total assets	6,485,309	6,858,738
Non-current liabilities	1,436,623	1,357,347
Current liabilities	741,224	772,412
Total liabilities	2,177,847	2,129,758
Total equity	4,307,462	4,728,980
Non-controlling interests	524,771	452,481

Revenues	4,696,469	4,800,787
Gross profit	390,533	308,043
Net loss for the year attributable to shareholders' equity	(550,447)	(27,084)
Other comprehensive income attributable to shareholders' equity	1,605	31,564
Total comprehensive (loss) / income attributable to shareholders' equity	(548,842)	4,480

c) Techgen

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, with a power capacity of 900 megawatts. As of December 31, 2025, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol (both controlled by San Faustin), beneficially owned 48% and 30% respectively. As of December 31, 2025, the carrying value of Tenaris’s ownership stake in Techgen was approximately $73.9 million.

Techgen entered into certain transportation capacity agreements and an agreement for the purchase of clean energy certificates. As of December 31, 2025, Tenaris’s exposure under these agreements amounted to $33.1 million and $16.1 million respectively.

Techgen’s sponsors granted certain subordinated loans to Techgen. As of December 31, 2025, the aggregate outstanding principal amount under these subordinated loans was $312.7 million, of which $68.8 million correspond to Tenaris’s contribution.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantees previously issued by Techgen’s shareholders to secure the replaced facility.

The existing syndicated loan agreement is “non-recourse” on the sponsors. Techgen’s obligations thereunder are guaranteed by a Mexican security trust (covering shares, assets, accounts and contract rights), account pledges and certain direct agreements –customary for this type of transactions–. The commercial terms and conditions governing the purchase by the Company’s Mexican subsidiary, Tamsa, of 22% of the energy generated by Techgen remain substantially unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which, as of December 31, 2025, amounted to $9.7 million.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

15	Receivables non-current, net

	Year ended December 31,
	2025	2024
Employee advances and loans	10,612	9,120
Tax credits (*)	80,414	66,636
Receivables from related parties	1,142	69,843
Legal deposits	7,713	6,858
Advances to suppliers	31,279	37,434
Others	8,051	15,711
	139,211	205,602

(*) As of December 31, 2025, and 2024, included approximately $48.7 million and $54.2 million, respectively, related to ICMS (Tax on Sales and Services) from Brazilian subsidiaries.

16	Inventories, net

	Year ended December 31,
	2025	2024
Finished goods	1,479,289	1,332,646
Goods in process	875,413	993,294
Raw materials	445,673	504,124
Supplies	696,974	712,059
Goods in transit	334,711	370,993
	3,832,060	3,913,116
Allowance for obsolescence, see note 25 (i)	(230,002)	(203,174)
	3,602,058	3,709,942

17	Receivables and prepayments, net

	Year ended December 31,
	2025	2024
Prepaid expenses and other receivables	44,258	53,318
Government entities	3,118	2,420
Employee advances and loans	10,441	11,695
Advances to suppliers and other advances	41,906	35,965
Government tax refunds on exports	14,826	16,969
Receivables from related parties (*)	75,507	3,585
Others (**)	82,546	58,756
	272,602	182,708
Allowance for other doubtful accounts, see note 25 (i)	(3,804)	(3,094)
	268,798	179,614

(*) As of December 31, 2025, included approximately $68.8 million, related to a receivable from loans granted to Techgen, reclassified from non-current receivables. For more information, see note 14 (c).

(**) As of December 31, 2025, included approximately $27 million, related to a receivable corresponding to the refunds from the adjustment of the U.S. antidumping duty rate on Tenaris’s imports from Argentina for the first review period. For more information, see note 27 (ii).

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

18	Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2025	2024
Income tax assets	114,898	135,621
V.A.T. credits	248,882	195,745
Other prepaid taxes	860	1,255
	364,640	332,621

	Year ended December 31,
Current tax liabilities	2025	2024
Income tax liabilities	271,791	277,712
V.A.T. liabilities	23,087	16,599
Other taxes	91,708	71,981
	386,586	366,292

19	Trade receivables, net

	Year ended December 31,
	2025	2024
Current accounts	1,937,512	1,923,620
Receivables from related parties	42,915	32,012
	1,980,427	1,955,632
Allowance for doubtful accounts, see note 25 (i)	(59,587)	(48,125)
	1,920,840	1,907,507

The following tables sets forth details of the aging of trade receivables as of December 31, 2025 and 2024:

At December 31, 2025	Trade receivables	Not due	Past due
			1 - 180 days	> 180 days

Guaranteed	373,516	344,711	28,620	185
Not guaranteed	1,606,911	1,316,554	207,080	83,277
Guaranteed and not guaranteed	1,980,427	1,661,265	235,700	83,462
Expected loss rate	0.02%	0.01%	0.04%	0.35%
Allowance for doubtful accounts	(531)	(147)	(110)	(274)
Nominative allowance for doubtful accounts	(59,056)	—	(259)	(58,797)
Net value	1,920,840	1,661,118	235,331	24,391

At December 31, 2024	Trade receivables	Not due	Past due
			1 - 180 days	> 180 days
Guaranteed	288,388	254,777	33,341	270
Not guaranteed	1,667,244	1,305,338	298,988	62,918
Guaranteed and not guaranteed	1,955,632	1,560,115	332,329	63,188
Expected loss rate	0.03%	0.01%	0.09%	0.33%
Allowance for doubtful accounts	(525)	(147)	(323)	(55)
Nominative allowance for doubtful accounts	(47,600)	—	(303)	(47,297)
Net value	1,907,507	1,559,968	331,703	15,836

Trade receivables are mainly denominated in U.S. dollars.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

20	Cash and cash equivalents and other investments

	Year ended December 31,
	2025	2024
Cash and cash equivalents
Cash at banks	142,476	290,901
Liquidity funds	258,919	355,044
Short-term investments	171,252	29,311
	572,647	675,256
Other investments - current
Fixed income (time-deposit, zero coupon bonds, commercial papers)	827,476	722,328
Bonds and other fixed income	1,069,393	1,273,673
Fund investments	409,891	376,998
	2,306,760	2,372,999
Other investments - non-current
Bonds and other fixed income	655,867	857,959
Fixed income (time-deposit, zero coupon bonds, commercial papers)	95,090	140,292
Others	7,128	7,049
	758,085	1,005,300

As of December 31, 2025, Other Investments include financial assets subject to lending agreements with financial institutions for a total amount of $153.1 million, of which $102.1 million are classified as current and $51.0 million as non-current. Under applicable contractual terms, Tenaris retains substantially all the risks and rewards of ownership of the financial assets and has not received any collateral in connection to them. The fee received is recognized as a gain within financial results, as interest income.

21	Borrowings

	Year ended December 31,
	2025	2024
Non-current
Bank borrowings	368	11,399
	368	11,399
Current
Bank borrowings	305,151	411,541
Bank overdrafts	203	14,458
	305,354	425,999
Total borrowings	305,722	437,398

The maturity of borrowings is as follows:

At December 31, 2025	1 year or less	1 - 2 years	2 – 3 years	Over 3 years	Total

Borrowings	305,354	—	92	276	305,722
Total borrowings	305,354	—	92	276	305,722

Interest to be accrued	3,640	15	11	13	3,679
Total	308,994	15	103	289	309,401

At December 31, 2024	1 year or less	1 - 2 years	2 – 3 years	Over 3 years	Total

Borrowings	425,999	11,399	—	—	437,398
Total borrowings	425,999	11,399	—	—	437,398

Interest to be accrued	6,270	672	—	—	6,942
Total	432,269	12,071	—	—	444,340

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Significant borrowings include:

In millions of U.S. dollars
Disbursement date	Borrower	Type	Final maturity	Outstanding
2025	Tubos de Acero de Mexico S.A.	Bilateral	2026	150
2025	Tubos de Acero de Mexico S.A.	Bilateral	2026	50
2025	Tenaris Tubocaribe Ltda.	Bilateral	2026	30

As of December 31, 2025, and 2024, Tenaris was in compliance with all of its covenants, or obtained the necessary waivers from the applicable financial institution if the covenants were not met.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2025, and 2024, considering hedge accounting where applicable.

	2025	2024
Total borrowings	5.44%	6.52%

Breakdown of long-term and short-term borrowings by currency and rate is as follows:

Non-current borrowings

		Year ended December 31,
Currency	Interest rates	2025	2024
SAR	Fixed	—	9,903
SAR	Variable	—	1,496
EUR	Fixed	368	—
Total non-current borrowings		368	11,399

Current borrowings

		Year ended December 31,
Currency	Interest rates	2025	2024
USD	Variable	230,622	260,866
USD	Fixed	3,057	9,173
EUR	Fixed	41	14,278
ARS	Fixed	19	8,551
SAR	Variable	—	3,018
SAR	Fixed	71,501	130,113
Others	Variable	88	—
Others	Fixed	26	—
Total current borrowings		305,354	425,999

Borrowings evolution

	Year ended December 31, 2025
	2025	2024
At the beginning of the year	437,398	583,437
Translation differences	(632)	(6,805)
Proceeds and repayments, net	(117,114)	(128,761)
Interests accrued less payments	325	(3,707)
Overdrafts variation	(14,255)	(6,766)
At the end of the year	305,722	437,398

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

22	Deferred tax assets and liabilities

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year is as follows:

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	55,925	153,915	714,798	160,804	1,085,442
Translation differences	88	868	122	1,290	2,368
Increase due to business combinations (*)	—	—	3,014	—	3,014
Charged to other comprehensive income	—	—	153	1,237	1,390
Income statement (charge) / credit	7,532	11,987	(56,032)	3,375	(33,138)
At December 31, 2025	63,545	166,770	662,055	166,706	1,059,076

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	31,511	199,019	634,894	185,997	1,051,421
Translation differences	(22)	(277)	(76)	(829)	(1,204)
Changes due to business combinations (**)	—	88	(414)	1,821	1,495
Charged to other comprehensive income	—	—	(2,006)	885	(1,121)
Income statement credit / (charge)	24,436	(44,915)	82,400	(27,070)	34,851
At December 31, 2024	55,925	153,915	714,798	160,804	1,085,442

(*) For the year 2025, related to the acquisition of a scrap processing business in Beaver Falls, Pennsylvania. For more information see note 34.

(**) For the year 2024, related to Mattr’s pipe coating business unit acquisition.

Deferred tax liabilities

	Fixed assets	Inventories	Intangible assets and other	Total
At the beginning of the year	568,638	75,230	114,217	758,085
Translation differences	646	—	413	1,059
Increase due to business combinations (*)	3,014	—	—	3,014
Decrease due to deconsolidation of subsidiaries (**)	(8)	—	—	(8)
Charged to other comprehensive income	—	—	(256)	(256)
Income statement credit	(35,792)	(29,331)	(29,615)	(94,738)
At December 31, 2025	536,498	45,899	84,759	667,156

	Fixed assets	Inventories	Intangible assets and other	Total
At the beginning of the year	618,874	114,335	160,202	893,411
Translation differences	(194)	(72)	(174)	(440)
Changes due to business combinations (***)	1,223	—	2,033	3,256
Charged to other comprehensive income	—	—	(904)	(904)
Income statement credit	(51,265)	(39,033)	(46,940)	(137,238)
At December 31, 2024	568,638	75,230	114,217	758,085

(*) For the year 2025, related to the acquisition of a scrap processing business in Beaver Falls, Pennsylvania. For more information see note 34.

(**) For the year 2025, related to the deconsolidation of Amaja Tubular Services Limited.

(***) For the year 2024, related to Mattr’s pipe coating business unit acquisition.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Deferred tax assets related to tax losses of Tenaris subsidiaries are recognized to the extent it is probable that future taxable profits will be available, against which such losses can be utilized. The utilization of such tax losses may also be restricted by the nature of the profit, expiration dates and/or potential limitations on their yearly consumption. In determining the recoverable amount of deferred taxes, Tenaris considered existing evidence, both positive and negative, including the historical taxable profits and the projections of future taxable profits prepared by management to assess the probability that the deferred tax assets will be realized. Management applies significant judgment in assessing the likelihood that future taxable profits will be available.

Deferred tax assets related to tax losses as of the end of 2025 and 2024 include $620.0 million and $623.8 million respectively, recognized in its Luxembourg subsidiary mainly due to impairment charges over certain undertakings in the past years. Under the Luxembourg tax law, tax losses generated before 2017 can be carried forward indefinitely and are not subject to any yearly consumption limitation. Losses incurred as from 2017 may be carried forward for a maximum of 17 years.

Tenaris has concluded as of December 31, 2025, and 2024 that it is probable that sufficient future taxable profits will be generated by business carried out by its Luxembourg subsidiary which, since 2024, has expanded its activities including sales, distribution, logistics and marketing of steel products and other related services, against which the above-mentioned tax losses could be utilized prior to their expiration.

Deferred tax assets related to tax losses as of the end of 2025 and 2024 also include $31.4 million and $79.4 million respectively, from U.S. subsidiaries mainly related to the acquisition of IPSCO in 2020. Tenaris has concluded that these deferred tax assets will be recoverable based on the business plans and budgets.

Approximately 99% of the recognized tax losses have an expiration date in more than 5 years or do not expire.

As of December 31, 2025, the unrecognized deferred tax assets originating in tax losses or tax credits amounted to $2.7 billion.

Approximately 98% of the unrecognized deferred tax assets have an expiration date in more than 5 years or do not expire.

The estimated recovery analysis of deferred tax assets and settlement of deferred tax liabilities, which takes into consideration management assumptions and estimates, is as follows:

	Year ended December 31,
	2025	2024
Deferred tax assets to be recovered after 12 months	707,001	755,743
Deferred tax liabilities to be settled after 12 months	599,064	696,693

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set-off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate set-off, are shown in the Consolidated Statement of Financial Position:

	Year ended December 31,
	2025	2024
Deferred tax assets	834,168	831,298
Deferred tax liabilities	442,248	503,941
	391,920	327,357

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The movement in the net deferred income tax asset / (liability) account is as follows:

	Year ended December 31,
	2025	2024
At the beginning of the year	327,357	158,010
Translation differences	1,309	(764)
Changes due to business combinations (*)	—	(1,761)
Changes due to deconsolidation of subsidiaries (**)	8	—
Charged to other comprehensive income	1,646	(217)
Income statement credit	61,600	172,089
At the end of the year	391,920	327,357

(*) For the year 2024, related to Mattr’s pipe coating business unit acquisitions.

(**) For the year 2025, related to the deconsolidation of Amaja Tubular Services Limited.

23	Other liabilities

(i)	Other liabilities – Non-current

	Year ended December 31,
	2025	2024
Post-employment benefits	141,440	131,564
Other long-term benefits	103,705	101,260
Other liabilities with related parties	4,383	2,084
Miscellaneous	61,179	66,843
	310,707	301,751

Post-employment benefits

	Year ended December 31,
	2025	2024
Unfunded	140,532	129,032
Funded	908	2,532
	141,440	131,564

At December 31, 2025 and 2024 the weighted average duration of liabilities related to post-employment benefits was 7 years, respectively.

•	Unfunded

	Year ended December 31,
	2025	2024
Values at the beginning of the year	129,032	112,532
Current service cost	7,430	7,206
Interest cost	10,409	14,692
Curtailments and settlements	(960)	(131)
Remeasurements (*)	5,129	7,506
Translation differences	(1,650)	(6,865)
Benefits paid from the plan	(7,732)	(8,345)
Other	(1,126)	2,437
At the end of the year	140,532	129,032

(*) For the year 2025 a loss of $0.3 million is attributable to demographic assumptions and a loss of $4.8 million to financial assumptions.

For the year 2024 a loss of $1.6 million is attributable to demographic assumptions and a loss of $5.9 million to financial assumptions.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The actuarial assumptions for the most relevant plans were as follows:

	Year ended December 31,
	2025	2024
Discount rate	4% - 7%	3% - 8%
Rate of compensation increase	2% - 6%	2% - 6%

As of December 31, 2025, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $6.5 million and $7.3 million respectively, and an increase / (decrease) of 1% in the rate of compensation assumption of the main plans would have generated an increase / (decrease) impact on the defined benefit obligation of $4.7 million and $4.5 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

•	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
	2025	2024
Present value of funded obligations	14,652	91,698
Fair value of plan assets	(18,524)	(102,653)
Asset (*)	(3,872)	(10,955)

(*) In 2025 and 2024, $4.8 million and $13.5 million corresponding to plans with surplus balances that were reclassified to other receivables-non current respectively, consequently the net post-employment benefits funded exposed as liabilities amounted to $0.9 million and $2.5 million respectively.

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
	2025	2024
At the beginning of the year	91,698	123,234
Translation differences	3,885	(5,627)
Current service cost	182	176
Interest cost	3,874	5,424
Remeasurements (*)	41	(182)
Benefits paid	(6,198)	(8,300)
Other (**)	(78,830)	(23,027)
At the end of the year	14,652	91,698

(*) For the year 2025 a loss of $0.7 million is attributable to demographic assumptions and a loss of $0.6 million to financial assumptions.

For the year 2024 a loss of $0.1 million is attributable to demographic assumptions and a loss of $0.1 million to financial assumptions.

(**) For the year 2025, includes mainly pension plan terminations in the United States and Canada.

For the year 2024, includes mainly pension plan terminations in Canada.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The movement in the fair value of plan assets is as follows:

	Year ended December 31,
	2025	2024
At the beginning of the year	(102,653)	(134,052)
Translation differences	(4,070)	7,047
Return on plan assets	(4,406)	(6,010)
Remeasurements	1,255	(302)
Contributions paid to the plan	(3,809)	(1,269)
Benefits paid from the plan	6,198	8,300
Other (*)	88,961	23,633
At the end of the year	(18,524)	(102,653)

(*) For the year 2025, includes mainly pension plan terminations in the United States and Canada, including cash received from surplus assets in Canada.

For the year 2024, includes mainly pension plan terminations in Canada.

The major categories of plan assets as a percentage of total plan assets are as follows:

	Year ended December 31,
	2025	2024
Equity instruments	0%	3%
Debt instruments	66%	60%
Others (*)	34%	37%

(*) For the years 2025 and 2024, includes assets held by insurance companies.

There are no unusual, entity-specific, or plan-specific risks in terms of the plan assets of funded pension plans.

The actuarial assumptions for the most relevant plans were as follows:

	Year ended December 31,
	2025	2024
Discount rate	4% - 6%	5% - 6%
Rate of compensation increase	3% - 4%	3% - 3%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2025, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $1.9 million and $2.4 million respectively, and an increase / (decrease) of 1% in the compensation rate assumption of the main plans would have generated an increase / (decrease) on the defined benefit obligation of $1.1 million and $1.0 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

The expected employer contributions for the year 2026 are not material.

The methods and types of assumptions used in preparing the sensitivity analyses did not change compared to the previous period.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

(ii)	Other liabilities – Current

	Year ended December 31,
	2025	2024
Payroll and social security payable	271,363	270,016
Shares to be settled under buyback program	58,888	243,264
Miscellaneous	46,837	72,495
At the end of the year	377,088	585,775

24	Non-current provisions

Liabilities

	Year ended December 31,
	2025	2024

At the beginning of the year	82,106	101,453
Translation differences	4,216	(11,718)
Changes due to business combinations (*)	—	(900)
(Reversal) / additional allowance	(21,380)	10,077
Reclassifications	(2,549)	(9,839)
Used and other movements	(13,975)	(6,967)
At the end of the year	48,418	82,106

Non-current allowances and provisions related to liabilities include lawsuits and other legal proceedings, including employee, tax and environmental-related claims.

(*) For the year 2024, related to Mattr’s pipe coating business unit acquisition.

25	Current allowances and provisions

(i)       Deducted from assets

Year ended December 31, 2025	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

At the beginning of the year	(48,125)	(3,094)	(203,174)
Translation differences	(93)	(80)	(1,775)
Decrease due to deconsolidation of subsidiaries (*)	1	—	34
Additional allowances	(14,180)	(631)	(53,700)
Used and other movements	2,810	1	28,613
At December 31, 2025	(59,587)	(3,804)	(230,002)

Year ended December 31, 2024	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

At the beginning of the year	(49,046)	(3,439)	(209,110)
Translation differences	194	324	897
Changes due to business combinations (**)	(1,151)	—	(3,676)
(Additional) / reversal allowances	1,095	(546)	(41,240)
Used and other movements	783	567	49,955
At December 31, 2024	(48,125)	(3,094)	(203,174)

(*) For the year 2025, related to the deconsolidation of Amaja Tubular Services Limited.

(**) For the year 2024, related to Mattr’s pipe coating business unit acquisition.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

(ii)       Liabilities

Year ended December 31, 2025	Sales risks	Other claims and contingencies (*)	Total

At the beginning of the year	16,371	102,973	119,344
Translation differences	694	11,801	12,495
Decrease due to deconsolidation of subsidiaries (**)	—	(79)	(79)
Additional provisions	42,710	14,104	56,814
Reclassifications	—	2,549	2,549
Used	(15,484)	(2,487)	(17,971)
At December 31, 2025	44,291	128,861	173,152

Year ended December 31, 2024	Sales risks	Other claims and contingencies (*)	Total

At the beginning of the year	19,940	16,019	35,959
Translation differences	(1,301)	(18,978)	(20,279)
Changes due to business combinations (***)	—	722	722
Additional provisions	21,296	106,198	127,494
Reclassifications	—	9,839	9,839
Used	(23,564)	(10,827)	(34,391)
At December 31, 2024	16,371	102,973	119,344

(*) Other claims and contingencies mainly include lawsuits and other legal proceedings, including employee, tax and environmental-related claims.

As of December 31, 2025 and 2024, includes $114.9 million and $89.4 million respectively, related the ongoing litigation related to the acquisition of participation in Usiminas. For more information see note 27 (i).

(**) For the year 2025, related to the deconsolidation of Amaja Tubular Services Limited.

(***) For the year 2024, related to Mattr’s pipe coating business unit acquisition.

26	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments, in accordance with IFRS 13, are:

	Year ended December 31,
	2025	2024
Other derivatives	1,875	7,484
Contracts with positive fair values	1,875	7,484

Derivatives hedging borrowings and investments	(2,669)	—
Other derivatives	(11,661)	(8,300)
Contracts with negative fair values	(14,330)	(8,300)
Total	(12,455)	(816)

Other derivatives include contracts which are designated to hedge positions other than borrowings and investments.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Foreign exchange and commodities derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives and those derivatives that were designated for hedge accounting as of December 31, 2025, and 2024 were as follows:

Purchase currency	Sell currency	Term	Fair value		Hedge accounting reserve
			2025	2024	2025	2024
BRL	USD	2026	-	(2,818)	-	1,776
EUR	USD	2026	757	(2,551)	550	(2,091)
USD	BRL	2026	500	1,579	(18)	-
USD	CAD	2026	(2,169)	1,465	-	-
USD	EUR	2026/2027	(3,989)	1,089	(1,048)	383
MXN	USD	2026	60	770	-	-
USD	KWD	2026	212	569	-	-
USD	MXN	2026	(4,726)	(282)	-	-
USD	NGN	2026	(43)	(212)	-	-
USD	ARS	2026	56	-	19	-
USD	COP	2026	(171)	202	-	-
USD	GBP	2026	(108)	134	-	-
USD	CNY	2026	(65)	73	-	-
RON	USD	2026	(39)	(31)	-	-
Others		2026	(417)	5	77	120
Total			(10,142)	(8)	(420)	188

Commodity derivatives	Term	Fair value		Hedge accounting reserve
		2025	2024	2025	2024
LME Scrap	2026	-	(1,974)	-	(1,974)
PSV Gas	2026	(1,415)	1,097	(1,415)	1,097
Nickel	2026	(194)	52	(194)	52
Houston Ship Channel Gas	2026	-	34	-	34
Electric Energy	2026	(301)	(17)	(301)	(17)
TTF Gas	2026	(403)	-	(403)	-
Total		(2,313)	(808)	(2,313)	(808)

Following is a summary of the hedge reserve evolution:

	Equity reserve Dec-2023	Movements 2024	Equity reserve Dec-2024	Movements 2025	Equity reserve Dec-2025
Foreign Exchange & Commodities	8,133	(8,753)	(620)	(2,113)	(2,733)
Total Cash flow Hedge	8,133	(8,753)	(620)	(2,113)	(2,733)

Tenaris estimates that the majority of the cash flow hedge reserve corresponding to derivatives instruments at December 31, 2025 will be recycled to the Consolidated Income Statement during 2026. For information on hedge accounting reserve, see section III.D to these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

27	Contingencies, commitments and restrictions on the distribution of profits

(i)	Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those situations, the Company has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice the Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Financial Statements. In addition, the Company is subject to other legal proceedings, none of which is believed to be material.

•	CSN claims relating to the January 2012 acquisition of Usiminas

The Company is a party to a longstanding lawsuit filed in Brazil by Companhia Sider?rgica Nacional (“CSN”), and various entities affiliated with CSN against the Company’s Brazilian subsidiary Confab and three subsidiaries of Ternium, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired participations in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and sought an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group. Confab’s share in the offer would be 17.9%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice (“SCJ”) seeking the review and reversal of the decision issued by the Court of Appeals. On September 10, 2019, the SCJ declared CSN’s appeal admissible. On March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

CSN made several submissions in connection with the SCJ March 7, 2023 decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote. At an October 17, 2023 session, two justices of the SCJ voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices of the SCJ voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ was summoned to produce the tie-breaking vote. On June 18, 2024, the SCJ completed its voting on CSN’s motion for clarification and reversed, by majority vote, its March 7, 2023 decision, and resolved that Confab and the three subsidiaries of Ternium should pay CSN an indemnification in connection with the acquisition by the T/T Group of a participation in Usiminas in January 2012, with CSN being allowed to retain ownership of the Usiminas ordinary shares it currently owns.

On August 1, 2024, Confab and the other T/T Group entities filed a motion for clarification against the SCJ decision and, subsequently, CSN filed its reply. On December 6, 2024, the SCJ rejected this motion for clarification, confirming the obligation of Confab and the other T/T Group entities to pay indemnification in connection with the 2012 acquisition of the participations in Usiminas. Notwithstanding the foregoing, the SCJ unanimously resolved to modify the applicable monetary adjustment mechanism and to cap the applicable attorney’s fees, thereby lowering the aggregate amount that would be payable if CSN ultimately prevails in this claim. Based on such SCJ decision, assuming monetary adjustment through December 31, 2025, and attorney’s fees in the amount of BRL5 million, the revised aggregate amount potentially payable by Confab if CSN finally prevails on its claims, would be of approximately BRL632.5 million (approximately $114.9 million at the BRL/$ rate as of such date).

The Company continues to believe that all of CSN's claims and allegations are unsupported and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above, and that in connection with the Usiminas acquisition the T/T Group was not required either to launch a tender offer or to pay indemnification to CSN. Accordingly, on February 10, 2025, Confab and the other T/T Group entities filed a request for extraordinary appeal against the SCJ decisions that ordered an indemnification payment, seeking their review and reversal by the Supreme Federal Tribunal. On September 10, 2025, the Vice-President of the SCJ, without examining the merits, denied leave to proceed with the extraordinary appeal as to certain arguments and ruled it inadmissible as to certain others, and on October 2, 2025, Confab and the other T/T Group entities filed an internal appeal for the special court of the SCJ to reconsider the denial of leave to proceed and a concurrent appeal against the inadmissibility ruling for the Supreme Federal Tribunal to consider admissibility of the extraordinary appeal directly. On November 26, 2025, the special court of the SCJ rejected Confab and the other T/T Group entities' internal appeal. The Supreme Federal Tribunal has not yet ruled on the admissibility of the extraordinary appeal. The Company cannot predict the ultimate resolution on the matter.

•	Veracel Celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul. However, each lawsuit will be adjudicated separately.

On September 28, 2018, Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

•	With respect to Chubb’s claim, the court subsequently homologated the above-mentioned settlement and, accordingly, the claim was finalized.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

•	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL121.0 million (approximately $22.0 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL103.8 million (approximately $18.9 million) of damages arising therefrom. Confab has additional defence arguments in respect of a claim for lost profits. After an appeal against the first instance court decision, the court resolved in June 2022 that it lacked jurisdiction to decide on the appeal, which was re-allocated to another court. On August 26, 2024, the court issued a decision rejecting certain procedural objections and ordering that new expert evidence be produced. As a result, the trial was redirected to the first instance court for new technical evidence to be produced by a new expert. On August 11, 2025, Confab filed an appeal with the SCJ against the ruling on the additional expert evidence. At this stage, the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavourable outcome.

•	Petrobras-related proceedings and claims

Upon learning of certain government investigations as to whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab, the Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016, conducted, with the assistance of external counsel, an internal investigation, and found no evidence corroborating any involvement by the Company or its directors, officers or employees in respect of improper payments. An internal investigation commissioned by Petrobras also found no evidence that Confab obtained any unfair commercial benefit or advantage from Petrobras in return for payments, including improperly obtained contracts. On June 2, 2022, the Company resolved the investigation by the SEC, and the DOJ informed that it had closed its parallel inquiry without taking action. Under the settlement with the SEC, the Company neither admits nor denies the SEC’s findings and on June 24, 2022, paid $53.1 million in disgorgement and prejudgment interest and $25 million for a civil penalty to conclude the matter.

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the same alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company was not a party to the proceedings. On March 22, 2022, upon completion of the evidentiary phase of the trial, the acting prosecutor requested the first-instance court in Milan in charge of the case to impose sanctions on the Company’s Chairman and Chief Executive Officer, on the other two board members, and on San Faustin. On May 26, 2022, the first-instance court dismissed the case brought by the public prosecutor against the defendants for lack of jurisdiction and stated that the criminal proceeding should not have been initiated. On February 22, 2024, the court of appeals referred the case to the court of cassation, which, on May 23, 2024, confirmed the decision of the first-instance court and closed the case.

In June 2020, the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. On December 11, 2024, the Confab executives were acquitted. The acquittal has already been appealed, so the criminal proceedings continue to be underway. Neither the Company nor Confab is a party to these criminal proceedings.

In addition, Petrobras and the Brazilian public prosecutors filed civil claims for alleged damages arising from the same event against, among others, Confab and the Confab executives named in the criminal proceedings referred to above.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The plaintiffs also seek that Confab be prohibited from contracting with, or receiving benefits or exemptions from, the Brazilian state for an unspecified term. Confab became aware of these civil claims in September 2022 and filed its defence in February 2025, among other things, requesting the suspension of the case until a final decision is made on the jurisdiction and the dismissal on the merits of the claims made by Petrobras and the public prosecutors. As of December 31, 2025, the aggregate amount of these claims was estimated at BRL201.7 million (or approximately $36.7 million). Confab believes these claims do not address either the defence arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions and is vigorously contesting them. Based on the advice of legal counsel, the Company cannot predict the outcome of these civil proceedings at this stage.

In late March 2024, the Company became aware of a resolution of Brazil’s General Controllers Office (“Controladoria-Geral da União”, or GCO), which opened administrative responsibility proceedings against Confab and other non-Tenaris affiliates and formed an investigative commission charged with investigating purported irregularities. Potential outcomes of an adverse GCO decision include a declaration of ineligibility for contracting with the Brazilian state for up to six years. Confab received notice in February 2025 and believes that the GCO’s allegations do not address either the defence arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions. On April 7, 2025, Confab filed its defence and contested the allegations. On September 12, 2025, Confab opened discussions with GCO towards seeking a resolution of the matter, and such discussions are ongoing. Based on the advice of legal counsel, the Company cannot predict the outcome of these administrative proceedings at this stage.

• U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued in 2017 by its competitor Global Tubing, alleging defamatory conduct by TCT and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT counterclaimed that certain Global Tubing products did infringe patents held by TCT, and Global Tubing has since sought to invalidate such patents. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant), alleging, among other things, that TCT and the Company had misled the patent office. On March 20, 2023, the judge granted summary judgment in favor of Global Tubing, concluding that the patents at issue are unenforceable due to inequitable conduct during the patent prosecution process. TCT appealed this judgment, and Global Tubing appealed a previous ruling of the judge. Global Tubing also filed a brief seeking to recover attorneys’ fees, without specifying the amount of those fees. The proceedings are ongoing. Although it is not possible to predict the final outcome of this matter, the Company believes that any potential losses arising from this case will not be material.

• U.S. antidumping duty proceedings

On October 26, 2021, the U.S. Department of Commerce (“DOC”) initiated antidumping duty investigations of oil country tubular goods (“OCTG”) from Argentina, Mexico, and Russia. After the DOC issued affirmative preliminary and final antidumping determinations with respect to imports from Argentina, Mexico and Russia on November 14, 2022, the International Trade Commission determined that the imports under investigation caused injury to the U.S. OCTG industry. Tenaris and other parties appealed the agency determinations from the investigation to the Court of International Trade, and, with respect to certain claims, to the Court of Appeals for the Federal Circuit. In addition, in response to a request from the Government of Argentina, the World Trade Organization (“WTO”) established a panel of experts to consider whether the DOC’s antidumping order applicable to Argentina is consistent with the international obligations of the United States.

As a result of the investigations, Tenaris was required to pay antidumping duty deposits (at a rate of 78.30% for imports from Argentina and 44.93% for imports from Mexico) until such time the imports were reviewed by the DOC to determine whether final duties were necessary for the specific period under review. Tenaris paid such deposits for the first review period (which ran from May 11, 2022, through October 31, 2023) and for subsequent review periods until the final determinations by the DOC discussed below were published. The amount of such deposits was reflected in Tenaris’s costs.

On June 6, 2025, the DOC issued a final determination with respect to imports from Argentina that occurred during the first review period, announcing a final antidumping duty rate of 6.76% for imports by Tenaris. This lower rate (reduced from 78.30%) became the deposit rate for Tenaris’s imports from Argentina as from June 12, 2025. No appeal was filed against the DOC’s final determination and, accordingly, the DOC instructed the customs authorities to liquidate the corresponding refunds at the assessment rate of Tenaris’s imports from Argentina for the first review period, with such instructions becoming effective on August 4, 2025. The resulting gain (including interest) was recognized in these Consolidated Financial Statements. No refunds have been received as of December 31, 2025.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

On September 5, 2025, the DOC issued its final determination for imports from Mexico that occurred during the first review period, announcing a final rate of 26.10%. This lower rate (reduced from 44.93%) became the deposit rate for Tenaris’s imports from Mexico as from September 15, 2025. Both petitioners and Tenaris appealed this determination. As a result, the DOC has not instructed the customs authorities to liquidate these entries and will not do so while the appeals are ongoing.

As a result of these periodic reviews, the deposit rates on future imports can change, and the antidumping duty deposits paid on imports during the relevant review period may be either returned to Tenaris (in whole or in part) or increased.

In an audit report issued by an audit team of the U.S. Customs and Border Protection (“CBP”), CBP concluded that Tenaris should have paid antidumping duties on imports of mechanical and other pipe, which CBP believes to be subject to the antidumping orders on OCTG from Argentina and Mexico. CBP’s audit report calculated loss of revenue to the United States of approximately $49.6 million for years 2022, 2023 and 2024. However, CBP also appears to indicate that its calculation will be adjusted to conform with any clarification of the scope of the relevant OCTG orders that the DOC may issue. Tenaris considers imports of mechanical or other pipe to be out of scope and has filed a scope clarification request with the DOC. Based on the advice of counsel, Tenaris believes that the loss contingency arising from the CBP report is neither probable nor capable of a reliable estimate at this time.

CBP separately instructed Tenaris to modify its treatment of imports effective January 2025 and forward so that imports of certain mechanical and other pipe would be considered to be subject to the antidumping orders on OCTG from Argentina and Mexico. As a result, unless CBP changes its stated position on its own initiative or after clarification by DOC, the entries on and after January 1, 2025, will require the payment of antidumping duty deposits, and the liquidation of these entries will remain suspended during the antidumping administrative review process. The amount of such deposits was reflected in Tenaris’s costs.

(ii)	Commitments and guarantees

Set forth is a description of Tenaris’s main outstanding commitments:

•	Certain subsidiaries of the Company are parties into a long-term contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of December 31, 2025, the aggregate amount to take or pay the committed volumes for an original 14-year term totaled approximately $24.8 million.

•	A Mexican subsidiary of the Company is a party to a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Mexican Comisi?n Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

•	In connection with the closing of the acquisition of IPSCO, a U.S. subsidiary of the Company entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris became the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-year term, TMK would have the option to extend the duration of its term for an additional 12-month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. In February 2022, however, the Company and TMK agreed that there would be no minimum yearly purchase requirement for the OCTG product category for 2022, and there would be no minimum yearly purchase requirement for TMK line pipe products under the MDA neither for 2022, nor for any subsequent contract year until January 2, 2026. In addition, no purchases of TMK products have been made since 2023. As of the date of this Consolidated Financial Statements, the MDA has expired.

•	Certain subsidiaries of the Company are parties to a long-term contract with the supplier JFE Steel Corporation for the purchase of tubular material, including 13 chrome alloy products. Such contract foresees a penalty for a maximum amount of $18.9 million in case of early termination. The contract will be in effect until June 30, 2029.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

•	Certain subsidiaries of the Company are parties to contracts with Vestas Argentina for the maintenance of wind farms in Argentina. Such contracts foresee penalties for a maximum amount of $23.2 million in case of early termination.

•	An Argentine subsidiary of the Company is party to a contract with Usiminas from which it committed to purchase steel coils to manufacture welded pipes for certain projects in Argentina. As of December 31, 2025, purchases for approximately $24.4 million remain pending.

•	A subsidiary of the Company is party to a contract with Voestalpine Grobblech GmbH from which it committed to purchase steel plates to manufacture welded pipes for the third phase of the Sakarya gas field development project in Turkey. As of December 31, 2025, purchases for approximately $47.8 million remain pending.

•	A U.S. subsidiary of the Company is a party to a framework supply agreement with Nucor Steel Memphis Inc. (“Nucor”) pursuant to which Nucor agrees to supply, and the subsidiary intends to purchase, up to a specified tonnage of steel bars per month, subject to a rolling three-month forecast provided by the subsidiary. The subsidiary has no obligation to purchase volumes outside the forecasted quantities. Prices are determined in accordance with a contractual pricing formula, subject to applicable surcharges and adjustments. The contract became effective in January 2026, with an original duration of 1 year.

In addition, Tenaris (i) applied for stand-by letters of credit as well as corporate guarantees covering certain obligations of Techgen as described in note 14 (c) and (ii) issued performance guarantees mainly related to long-term commercial contracts with several customers for approximately $4.0 billion as of December 31, 2025.

(iii)	Restrictions on the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of December 31, 2025, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

On April 30, 2024, the extraordinary general meeting of shareholders approved the cancellation of 17,779,302 ordinary shares held in treasury by the Company repurchased during the first tranche of the initial share buyback program and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.

On May 6, 2025, the extraordinary general meeting of shareholders approved the cancellation of 90,762,598 ordinary shares held in treasury by the Company repurchased during the second, third and fourth tranches of the first share buyback program and throughout the second share buyback program and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

28	Developments concerning cancelled title deeds in Saudi Steel Pipe Company

In early 2021, the Company learned through the Saudi Ministry of Justice’s online portal that the electronic title deeds to certain land plots of its Saudi Arabian subsidiary SSPC had become inactive due to cancellation by court order. The affected land plots, which were not part of SSPC’s production facility and have a total surface of 811,284 square meters, are located in Dammam, Saudi Arabia, and were purchased on February 2010, pursuant to a written purchase agreement duly executed by SSPC in full compliance with the laws of the Kingdom of Saudi Arabia. The land purchase transaction occurred before Tenaris’s acquisition of a 47.79% interest in SSPC in 2019.

On April 28, 2025, SSPC concluded a settlement with the sellers of the land plots purchased in 2010. Pursuant to the settlement, the land purchase transaction was unwound, and the sellers paid an aggregate amount of SAR211 million (or approximately $56.2 million) in cash. Additionally, the sellers released SSPC from any claim on the lands or its title deeds and assumed all rights and obligations related to the pending petition.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

29	Foreign exchange control measures in Argentina

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. After a new administration took office in Argentina in December 2023, some of these restrictions have been progressively lifted or eased. The main currently applicable measures are described below:

•	Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market (“MULC”) and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within 20 business days of collection. Foreign currency proceeds from exports of services must be sold into the MULC and converted into Argentine pesos within 20 business days of collection.

•	Access to the MULC to pay for imports of services is permitted as from the date of supply or accrual of the service (if the service was rendered by a non-related party) or is deferred for 90 calendar days as from the date of supply or accrual of the service (if rendered by a related party).

•	Access to the MULC to pay for imports of goods is permitted as from the date of customs clearance.

•	Access to the MULC to pay imports of capital assets is permitted according to the following schedule: up to 30% in advance; up to 50% against shipment; and the balance against customs clearance.

•	Access to the MULC to pay dividends will be permitted for distributable earnings corresponding to full fiscal years commencing after January 1, 2025. Access to the MULC to pay dividends for accumulated earnings relating to prior years remains subject to the approval of the Argentine Central Bank.

Access to foreign currency and transfers out of Argentina to make payments that remain restricted can be achieved through securities transactions involving securities listed both in Argentina and in other markets, resulting in a different implicit exchange rate, generally higher than the official exchange rate. Pursuing any such transactions by Argentine companies and, in certain cases, its shareholders and affiliates, result in temporary restrictions for the Argentine company to access the MULC. It is still unclear if or when the Argentine authorities will eliminate or loosen the remaining restrictions.

Since April 14, 2025, the Argentine government established a trading band allowing the Argentine peso to float between 1,000 and 1,400 against the U.S. dollar. As from January 2026, the lower and upper levels of the band will be adjusted every month the Consumer Price Index for the second preceding month (before January 2026, it was adjusted by 1% per month). In addition, the Argentine Central Bank is allowed to sell foreign currency when the market price hits the upper level and is allowed to purchase foreign currency (to increase its foreign reserves) within the band and below its lower level, subject to market liquidity and aligned with money demand. The official exchange rate of the Argentine peso as of December 31, 2025, was 1,455 per U.S. dollar.

Tenaris’s financial position in Argentine pesos as of December 31, 2025, amounted to a net short exposure of approximately $8.8 million, while Argentine subsidiaries held U.S. dollar-denominated Argentine bonds for an aggregated value of $204.4 million. In the event of an additional devaluation these companies will suffer a loss on deferred tax charge as a result of a deterioration on the tax value of their fixed assets. At this time, the Company is unable to estimate all impacts of a further devaluation of the Argentine peso against the U.S. dollar.

As of December 31, 2025, the total equity of Argentine subsidiaries represented approximately 13% of Tenaris’s total equity and the sales made by Argentine subsidiaries during the year ended December 31, 2025, amounted approximately to 17% of Tenaris’s total sales. Assets and liabilities denominated in Argentine peso as of December 31, 2025, are valued at the prevailing official exchange rate.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Financial Statements. Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. These Consolidated Financial Statements should be read taking into account these circumstances.

30	Cash flow disclosures

		Year ended December 31,
		2025	2024	2023
(i)	Changes in working capital (*)
	Inventories	151,728	184,996	186,903
	Receivables and prepayments, contract assets and current tax assets	(31,509)	(60,456)	64,000
	Trade receivables	25,079	550,334	153,920
	Other liabilities	(20,753)	(100,133)	28,275
	Customer advances	(41,454)	(71,100)	(101,646)
	Trade payables	(35,319)	(216,724)	(149,024)
		47,772	286,917	182,428
(ii)	Income tax accruals less payments
	Tax accrued	500,616	479,680	674,956
	Taxes paid	(531,837)	(702,190)	(818,347)
		(31,221)	(222,510)	(143,391)
(iii)	Interest accruals less payments, net
	Interest accrued, net	(205,305)	(181,107)	(106,612)
	Interest received	226,160	240,809	147,473
	Interest paid	(24,759)	(60,769)	(94,341)
		(3,904)	(1,067)	(53,480)

(*) Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar.

31	Related party transactions

As of December 31, 2025:

•	San Faustin, a Luxembourg société anonyme, owned 708,945,896 shares in the Company, representing 66.13% of the Company’s issued shares and 70.07% of the voting rights.

•	San Faustin owned all of its shares in the Company through its wholly owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned shares.

•	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

•	No person or group of persons controls RP STAK.

On September 19, 2025, the Company announced that San Faustin and Techint had filed with the SEC an amendment to their Schedule 13D, reporting that, for portfolio-management purposes and in response to the Company’s ongoing share repurchase program discussed below, which caused San Faustin’s beneficial ownership interest in the Company to passively increase, on September 17, 2025, the board of directors of San Faustin had authorized Techint to sell a number of its ordinary shares of the Company, provided that Techint’s ownership stake in the Company should not fall below 67% of the Company’s total outstanding ordinary shares. The reporting persons stated that the precise timing, amount and manner of any such sales will depend upon market conditions and other factors, and that there is no assurance that any sales will be completed or the timing thereof. The reporting persons also noted that, although they do not currently intend to purchase ordinary shares or to reduce their beneficial ownership below 67% of the Company’s total outstanding ordinary shares, they may from time to time, depending on market conditions and other factors, purchase or sell additional ordinary shares, and that, except as described above, they do not have any present plans or proposals that relate to or would result in any extraordinary corporate transaction or lead to the acquisition of additional securities.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

On December 17, 2025, the Company announced that San Faustin and Techint had filed with the SEC a new amendment to their Schedule 13D, reporting that, further to the previously-reported authorization, (i) between December 9, 2025 and December 12, 2025, Techint sold a total of 2,600,000 Tenaris ordinary shares pursuant to a non-discretionary sales mandate established with a European broker-dealer regulated in the European Union that ended on December 12, 2025; and (ii) on December 12, 2025, Techint entered into a non-discretionary accelerated share disposal agreement with an European financial institution regulated in the European Union for the sale of up to 21,000,000 ordinary shares of Tenaris during the period starting on December 15, 2025 and ending no later than May 19, 2026 (the “ASD Program”). San Faustin and Techint stated, among other things, that under the ASD Program the bank will make all trading decisions concerning the timing of the sales of Tenaris ordinary shares and all sales under the ASD Program will be conducted in European regulated stock markets, and that the ASD Program will be executed in compliance with applicable rules and regulations. San Faustin and Techint noted that, following completion of the ASD Program, they may from time to time, depending on market conditions and other factors, sell additional ordinary shares of the Company in accordance with the above-mentioned sales authorization.

Between December 9, 2025, and December 31, 2025, Techint sold 4,819,291 ordinary shares of Tenaris, out of which 4,659,291 were settled as of December 31, 2025.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s share capital and 0.09% of the voting rights.

Transactions and balances disclosed as with “associated companies” are those with companies over which Tenaris exerts significant influence in accordance with IFRS but does not have control. Transactions and balances disclosed as with “joint ventures” are those with companies over which Tenaris exerts joint control in accordance with IFRS but does not have control. All other transactions and balances with related parties that are not non-consolidated companies are disclosed as “other related parties”.

The following transactions were carried out with related parties:

		Year ended December 31,
(i)	Transactions	2025	2024	2023
	(a) Sales of goods, services and other transactions
	Sales of goods to associated companies	16,373	37,551	56,152
	Sales of goods to other related parties	117,918	83,250	121,679
	Sales of services and others to associated companies	5,208	3,456	1,564
	Sales of services and others to joint ventures	144	139	135
	Sales of services and others to other related parties	127,875	127,940	109,553
		267,518	252,336	289,083
	(b) Purchases of goods, services and other transactions
	Purchases of goods to associated companies	183,968	154,772	324,556
	Purchases of goods to joint ventures	67,382	23,466	72,741
	Purchases of goods to other related parties	30,037	70,425	61,366
	Purchases of services and others to associated companies	16,676	17,544	13,349
	Purchases of services and others to other related parties	50,081	55,576	76,751
		348,144	321,783	548,763
	(c) Financial Results
	Income from joint ventures	5,924	6,218	5,645
		5,924	6,218	5,645

	(d) Dividends
	Dividends received from associated companies	62,022	71,211	69,216
	Dividends distributed to Techint Holdings S.àr.l.	606,564	478,115	385,347

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

		Year ended December 31,
(ii)	Period-end balances	2025	2024
	(a) Arising from sales / purchases of goods / services and other transactions
	Receivables from associated companies	4,641	3,133
	Receivables from joint ventures	69,447	68,759
	Receivables from other related parties	45,476	47,713
	Payables to associated companies	(22,214)	(23,531)
	Payables to joint ventures	(6,892)	(52)
	Payables to other related parties	(8,196)	(12,165)
		82,262	83,857
	(b) Financial debt
	Finance lease liabilities from associated companies	(857)	(1,026)
	Finance lease liabilities from other related parties	(1,589)	(260)
		(2,446)	(1,286)

In addition to the tables above, the Company issued various guarantees in favor of Techgen; for further details, please see note 14 (c) and note 27 (ii) to these Consolidated Financial Statements. No other material guarantees were issued in favor of other related parties.

Directors and senior management compensation

During the years ended December 31, 2025, 2024 and 2023, the cash compensation of Directors and Senior managers amounted to $44.7 million, $33.4 million and $47.5 million respectively. These amounts include cash benefits paid to certain senior managers in connection with the pre-existing retirement plans. In addition, Directors and Senior managers received 408, 448 and 388 thousand units for a total amount of $6.7 million, $6.9 million and $5.6 million respectively in connection with the Employee retention and long-term incentive program mentioned in note II.P.3 “Employee benefits – Other long-term benefits” to these Consolidated Financial Statements.

32	Independent auditor fees

Total fees accrued for professional services rendered to Tenaris S.A. and its subsidiaries by PricewaterhouseCoopers Assurance, Société Coopérative (“PwC”) and Forvis Mazars S.A. (“FM”) for the year 2025, by Ernst & Young S.A. (“EY”) for the year 2024 and by PwC for the year 2023 are detailed as follows:

	Year ended December 31,
	2025		2024	2023
	PwC	FM	EY	PwC
Audit fees	3,879	1,497	4,569	4,386
Audit-related fees	255	25	51	273
Tax fees	18	—	78	148
All other fees	2	—	—	14
Total	4,154	1,522	4,698	4,821

In addition, in the year 2023, PwC rendered $242 thousand for tax services to Mattr’s pipe coating business unit.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

33	Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2025, 2024 and 2023.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2025	2024	2023
ALGOMA TUBES INC.	Canada	Manufacturing of welded and seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes	100%	100%	100%
DALMINE S.p.A. and subsidiaries (a)	Italy	Manufacturing of seamless steel pipes	100%	100%	100%
EXIROS B.V. and subsidiaries (b)	Netherlands	Procurement and trading services	50%	50%	50%
HYDRIL COMPANY	USA	Manufacturing and marketing of premium connections	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries	USA	Manufacturing of welded and seamless steel pipes	100%	100%	100%
OILFIELD SERVICES SOCIEDAD ANONIMA	Argentina	Hydraulic fracturing and coiled tubing services	100%	100%	100%
P.T. SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	89%	89%	89%
SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SAUDI STEEL PIPE CO. and subsidiaries (c)	Saudi Arabia	Manufacturing of welded steel pipes	48%	48%	48%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded steel pipes	100%	100%	100%
SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL and subsidiaries (d)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Portugal	Holding company	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TENARIS CONNECTIONS BV	Netherlands	Development, management and licensing of intellectual property	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries	Uruguay	Marketing, distribution of steel products and holding company	100%	100%	100%
TENARIS INVESTMENTS (NL) B.V. and subsidiaries	Netherlands	Holding company	100%	100%	100%
TENARIS GLOBAL SERVICES and INVESTMENTS S.?r.l. and subsidiaries	Luxembourg	Marketing and distribution of steel products, financial operations and holding company	100%	100%	100%
TENARIS QINGDAO STEEL PIPES LTD.	China	Processing of premium joints, couplings and automotive components	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TUBOS DE ACERO DE MEXICO, S.A. and subsidiaries	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%

(*) All percentages rounded.

Tenaris holds 40% of Tubular Technical Services Ltd. and Pipe Coaters Nigeria Ltd., 49% of Tubulars Finishing Nigeria Limited and 60% of Tenaris Baogang Baotou Steel Pipes Ltd. Until its deconsolidation in June 2025, Tenaris held 49% of Amaja Tubular Services Limited.

(a) Dalmine S.p.A holds 57% of Immobiliare Cultura Industriale S.R.L.

(b) Tenaris holds 50% of the voting rights and Ternium owns the remaining 50%. Exiros provides purchase agency services and raw materials and other products to various companies controlled by or under the significant influence of San Faustin. Pursuant to the Exiros shareholders’ agreement, Tenaris recognizes Exiros’ assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

(c) Saudi Steel Pipe Company is a public company listed in the Saudi Arabian Stock Exchange (Tadāwul), Tenaris holds 47.79% and has the right to nominate the majority of the members of the board of directors, therefore Tenaris has control over SSPC. Since May 2023, Saudi Steel Pipe Co. holds 57.3% of Global Pipe Company, therefore Tenaris has control over GPC.

(d) Until its liquidation in April 2023 Siderca held 51% of NKKTubes.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

34	Business combinations

Acquisition of a scrap processing business in Beaver Falls

On November 12, 2025, Tenaris completed the acquisition of a scrap processing business in Beaver Falls, Pennsylvania, for a purchase price of $17.6 million paid in cash. The preliminary fair value of the assets acquired, which amounted to approximately $16.3 million, was allocated to Property, Plant and Equipment. The preliminary purchase price allocation resulted in a goodwill of approximately $1.3 million. Tenaris consolidated the balances and results of operations of the acquired business as from November 12, 2025. Until December 31, 2025, the acquired business’s contribution to Tenaris’s revenues and results was non-material, and it was assigned to the Tubes segment. Had the transaction been consummated on January 1, 2025, Tenaris’s unaudited pro forma net sales and net income would not have changed materially. Acquisition-related costs amounted to $0.2 million and were included in general and administrative expenses.

35	Share buyback programs

First share buyback program

On November 1, 2023, the Company’s board of directors approved a share buyback program of up to $1.2 billion, to be executed within a year, with the intention to cancel the ordinary shares acquired through the program. The share buyback program was carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, up to a maximum of 10% of the Company’s shares.

For purposes of carrying out each tranche of the first share buyback program, the Company entered into non-discretionary buyback agreements with primary financial institutions that made trading decisions concerning the timing of the purchases of the Company’s ordinary shares independently of and uninfluenced by Tenaris and acted in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

During the first share buyback program, which was divided into four tranches and ran from November 5, 2023, to (and including) August 2, 2024, the Company repurchased 71,679,768 ordinary shares, representing 6.07% of the Company’s issued share capital as measured at the beginning of the first program, for a total consideration of approximately $1.2 billion (excluding incidental transaction fees).

The shares acquired during the first tranche of the first share buyback program were cancelled at the extraordinary shareholders meeting held on April 30, 2024, and the remaining shares acquired during the second, third and fourth tranches of the first share buyback program were cancelled at the extraordinary shareholders meeting held on May 6, 2025, as further described below.

Second share buyback program

On November 6, 2024, the Company’s board of directors approved a follow-on share buyback program of up to $700 million (excluding incidental transaction fees), subject to a maximum of 46,373,915 ordinary shares, representing the remaining 3.93% of the Company’s issued share capital (measured as of the launch of the first share buyback program), to complete the maximum of 10% of the share capital that could be repurchased by the Company at the time, with the intention to cancel the ordinary shares acquired through the program. The second share buyback program was carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, to repurchase up to a maximum of 10% of the Company’s shares.

For purposes of carrying out the second share buyback program, the Company entered into a non-discretionary buyback agreement with a primary financial institution, which made trading decisions concerning the timing of the purchases of the Company’s shares independently of and uninfluenced by Tenaris and acted in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

During the second share buyback program, which ran from November 11, 2024, to (and including) March 4, 2025, the Company repurchased 36,862,132 ordinary shares, representing 3.12% of the Company’s issued shares as measured at the beginning of the first share buyback program, for a total consideration of approximately $700 million (excluding incidental transaction fees).

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

On May 6, 2025, the extraordinary shareholders meeting approved the cancellation of 90,762,598 ordinary shares held in treasury by the Company, which had been acquired during the second, third and fourth tranches of the first share buyback program and second share buyback program, and resolved to approve the corresponding reduction of the issued share capital of the Company and the amendment of the first paragraph of article 5 of the Company’s articles of association. As a result, effective May 6, 2025, the issued share capital of the Company was reduced from $1,162,757,528 (represented by 1,162,757,528 shares with a par value of $1 per share) to $1,071,994,930 (represented by 1,071,994,930 shares with a par value of $1 per share).

Third share buyback program

The Company’s ordinary shareholders meeting held on May 6, 2025, renewed the authorization to purchase, acquire or receive, from time to time, Company shares, including shares represented by ADRs, on such terms and conditions as may be approved by the board of directors up to a maximum of 10% of the Company’s shares.

On May 27, 2025, the Company’s board of directors approved a third share buyback program of up to $1.2 billion (excluding incidental transaction fees), to be executed within a year, with the intention to cancel the ordinary shares acquired through the program. The third share buyback program is carried out under the authority granted by the annual general meeting of shareholders held on May 6, 2025, up to a maximum of 10% of the Company’s shares.

The third share buyback program is divided into tranches. The first tranche of the program covered up to $600 million (excluding incidental transaction fees) and ran from June 9, 2025, until December 8, 2025, but was completed on September 30, 2025. Under this tranche the Company acquired a total of 33,059,955 ordinary shares, for approximately $584 million. Ordinary shares purchased under the third share buyback program are intended to be cancelled in due course. For purposes of carrying out each tranche of the third share buyback program, the Company entered into a non-discretionary buyback agreement with a primary financial institution, which makes trading decisions concerning the timing of the purchases of the Company’s shares independently of and uninfluenced by Tenaris and acts in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

The second tranche of the program covers up to the remaining $600 million (excluding incidental transaction fees) and started on November 3, 2025, and will end no later than April 30, 2026. Under this tranche and until December 31, 2025, the Company acquired a total of 28,271,779 ordinary shares, out of which 27,111,017 were settled and are held as treasury shares for approximately $541 million.

As of December 31, 2025, and 2024, the Company held a liability in connection to the shares to be settled under the share buyback programs that amounted to $58.9 million and $243.3 million, respectively.

During the year ended December 31, 2025, the Company purchased 12,277,261 shares for approximately $235 million under the second share buyback program and 60,170,972 shares for approximately $1,125 million under the third share buyback program.

Comparatively, during the year ended December 31, 2024, the Company purchased 83,616,548 shares for approximately $1,442 million.

As of December 31, 2025, the Company held in treasury 60,170,972 ordinary shares repurchased under the third share buyback program. Ordinary shares repurchased under such program are being held in treasury (with their voting rights suspended) and the Company intends to cancel all treasury shares purchased under the third share buyback program in due course.

Further information on the share buyback programs and share repurchases thereunder is available on Tenaris’s corporate website under the Share Buyback Program Section.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

36	Climate change

Tenaris continuously assesses the potential impact of climate change and the energy transition on its business and the risks to its markets and its tangible and intangible assets and adapts its business strategy accordingly.

In February 2021, Tenaris introduced a medium-term target to reduce its carbon emissions intensity rate by 30% by 2030, compared to a 2018 baseline, considering Scopes 1 and 2 emissions plus Scope 3 emissions related to raw materials and steel purchased from third parties. In February 2025, the baseline for this medium-term target was reset to take into account the expansion of the perimeter of Tenaris operations through the incorporation of various acquisitions since 2018, the inclusion of emissions from intermill transportation within the target scope, and additions and other changes in raw material emission factors to more accurately represent their use in its operations.

The Company aims to achieve this target by using a higher proportion of recycled steel scrap in the metallic mix, making investments to increase energy efficiency and the use of renewable energy in its operations, and selective sourcing for raw material and steel purchases. To further these objectives, Tenaris has allocated a substantial proportion of its capital expenditure budget amounting to over $700 million over the past four years to projects that will contribute to reducing the emissions intensity of its operations and their impact on the environment.

These investments have included the construction of two wind farms in Argentina, with 103.2 MW and 95 MW respectively, at a cost of over $400 million. These wind farms currently supply the vast majority of the electric energy requirements for our steelmaking and industrial operations in Campana, Argentina. Since October 2025, when we put the second of these wind farms into operation, we have not purchased electric energy from the public grid for our operations in Campana. Other investments included the replacement of a steel shop and heat treatment furnaces with modernized facilities to improve energy efficiency, in the modernization of the dust collection system at our US steel shop to reduce particulate emissions and improve on-site air quality, investments in renewable energy supply for our operations in Romania, Italy and China, and in scrap processing and storage facilities to increase scrap usage and availability.

Tenaris encourages the use of sustainable practices among its suppliers and, in March 2023, adopted a Sustainable Sourcing Policy to enhance its efforts in this area. The Sustainability Sourcing Policy will help Tenaris to understand better the real emission levels of its suppliers and identify opportunities for improvement in line with its reduction target.

The medium-term target forms part of a broader objective of decarbonizing the Company’s operations and reaching carbon neutrality when technology and market conditions allow. At the same time, the Company is increasing its sales for low-carbon energy applications, such as hydrogen, geothermal and carbon capture and storage. These sales currently account for a small proportion of overall sales but are expected to grow in the coming years.

In its assessment of climate change and energy transition potential impact on operations, Tenaris considers that the countries in which it operates and its customers are also establishing their own decarbonization strategies and objectives, and that some customers are requesting specific information from their suppliers, including Tenaris, concerning the carbon emissions and sustainability practices in their supply chain, and that they may adjust their supply practices in light of that information.

The recoverable value assessments performed by the Company for purposes of the preparation of these financial statements reflects management’s views on energy transition and climate change and their potential medium- and long-term impact on Tenaris’s operations and its sales. In addition, the Company carefully monitors the medium- and long-term outlook scenarios published by leading industry experts on how the energy transition could affect global demand for energy and oil and gas and how this could affect the global demand for our tubular products and sales. Furthermore, estimates and assumptions used in the Company’s impairment tests over long-lived assets and goodwill, useful lives of assets, capital and research and development expenditures, inventory valuation, recovery of deferred tax assets and provisions, and contingent liabilities are based on available information and current government regulations on energy transition and climate-related matters, as well as on Tenaris’s current short-term investment plans. As of the date of these financial statements, the Company does not believe that climate-related matters should trigger any material adjustments to the conclusions of its impairment tests or to the valuation of its assets.

Consolidated Financial Statements For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

37	Tariffs on steel and other imports in the United States and Canada

Effective March 12, 2025, the U.S. government introduced changes to the tariffs applicable to imported steel products, including those produced and sold by the Company. These changes include the extension of a 25% tariff to all imported steel products through a phased-in implementation plan, initially applying to raw steel products, with downstream (“derivative”) products being subject to the tariff starting June 1, 2025. Exclusions that previously exempted specific products and countries from the existing tariffs were discontinued.

On June 4, 2025, the U.S. government increased these tariffs to 50% (with the exception of steel imports from the United Kingdom, whose tariffs remain at 25%), and on June 16, 2025, the list of steel derivative products to which the tariffs apply was expanded. The list of steel derivative products was further expanded on August 18, 2025.

On August 2, 2025, the Canadian government applied Section 53 tariff rate quotas on imports of steel products, with tariffs of 50% (additional to normal duty rates) applying to imports of steel products in excess of established quotas. The tariff rate quotas were initially set at 100% of 2024 imports for the group of countries having a free trade agreement with Canada and 50% of 2024 imports for the group of countries without a free trade agreement with Canada. As members of the USMCA trade agreement, these tariffs do not apply to imports from Mexico and the United States, although separately Canada is applying a 25% tariff on imports of steel products from the United States as a retaliatory measure for the U.S. tariffs on steel products. On December 26, 2025, the Canadian government reduced the tariff rate quotas to 75% of 2024 imports for the group of countries having a free trade agreement with Canada and 20% of 2024 imports for the group of countries without a free trade agreement with Canada. In December 2025, the Canadian government provided and exemption from the tariff for steel bars imported by Tenaris for its seamless pipe operations in Sault Ste. Marie with retroactive effect.

U.S. and Canadian tariffs on steel imports and other tariffs (including those arising under a reciprocal tariff regime implemented by the U.S. government effective August 1, 2025, or under the retaliatory measures enacted by other countries), are affecting market prices and dynamics, supply chains, and cost structures. Changes in some of these tariff rates continue to be made, or threatened, in response to further negotiations with trading partners and/or measures taken, retaliatory or otherwise, by some countries that are deemed hostile acts or against the interests of other countries by the governments of such countries. As a result, a great degree of uncertainty remains in the market.

38	Events after the reporting period

Annual Dividend Proposal

Upon approval of the Company?s annual accounts, the Board of Directors intends to propose, for the approval of the Annual General Shareholders' meeting to be held on May 12, 2026, the payment of an annual dividend of $0.89 per outstanding share ($1.78 per ADS), or approximately $0.9 billion, which includes the interim dividend of $0.29 per outstanding share ($0.58 per ADS) or approximately $0.3 billion, paid on November 26, 2025. If the annual dividend is approved by the shareholders, a dividend of $0.60 per outstanding share ($1.20 per ADS), or approximately $0.6 billion will be paid on May 20, 2026, with record date on May 19, 2026. These Consolidated Financial Statements do not reflect this dividend.

Carlos Gómez Álzaga

Chief Financial Officer